 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2002
                                                         Registration No. 315005

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------
                         Post-Effective Amendment No. 1
                                       To
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                   ------------------------------------------

                       INTERACTIVE SYSTEMS WORLDWIDE INC.
                   (f/k/a INTERNATIONAL SPORTS WAGERING INC.)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                        7373                 22-3375134
(STATE OR OTHER JURISDICTION (PRIMARY STANDARD INDUSTRIAL    (IRS EMPLOYER
     OF INCORPORATION OR      CLASSIFICATION CODE NUMBER) IDENTIFICATION NUMBER)
       ORGANIZATION)

                           2 Andrews Drive, 2nd Floor
                         West Paterson, New Jersey 07424
                                 (973) 256-8181
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                   ------------------------------------------
                                BERNARD ALBANESE
                       INTERACTIVE SYSTEMS WORLDWIDE INC.
                           2 ANDREWS DRIVE, 2ND FLOOR
                             WEST PATERSON, NJ 07424
                                 (973) 256-8181

  (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE
                              OF AGENT FOR SERVICE)
                   ------------------------------------------

                                   COPIES TO:
                            RICHARD M. HOFFMAN, ESQ.
                      FRIEDMAN KAPLAN SEILER & ADELMAN LLP
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 833-1116

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              CROSS REFERENCE SHEET

         Item Number of Form SB-2                         Location or Caption in Prospectus
1.       Front of the Registration Statement and          Outside Front Cover Page
         Outside Front Cover of Prospectus
2.       Inside Front and Outside Back Cover Pages of     Inside Front and Outside Back Cover Pages
         Prospectus
3.       Summary Information and Risk Factors             Prospectus Summary; Risk Factors
4.       Use of Proceeds                                  Prospectus Summary; Use of Proceeds
5.       Determination of Offering Price                  Not Applicable
6.       Dilution                                         Dilution
7.       Selling Security Holders                         Not Applicable
8.       Plan of Distribution                             Outside Front Cover Page; Underwriting
9.       Legal Proceedings                                Risk Factors; Business
10.      Directors, Executive Officers, Promoters and     Directors, Executives and Key Personnel
         Control Persons
11.      Security Ownership of Certain Beneficial         Security Ownership
         Owners and Management
12.      Description of Securities                        Outside Front Cover Page; Description of
                                                          Securities; Certain Tax Considerations
13.      Interest of Named Experts and Counsel            Legal Matters; Experts
14.      Disclosure of Commission Position on             Part II
         Indemnification for Securities Act Liabilities
15.      Organization Within Last Five Years              Certain Relationships and Related Transactions
16.      Description of Business                          Business
17.      Management's Discussion and Analysis or Plan     Management's Discussion and Analysis of Financial
         of Operation                                     Condition and Results of Operations
18.      Description of Property                          Business - Property
19.      Certain Relationships and Related Transactions   Certain Relationships and Related Transactions
20.      Market for Common Equity and Related             Risk Factors - Absence of Trading Market; Market
         Stockholder Matters                              Information, Stockholders and Dividends
21.      Executive Compensation                           Management - Executive Compensation
22.      Financial Statements                             Financial Statements
23.      Changes in and Disagreements with Accountants    Changes in and Disagreements with Accountants
         on Accounting and Financial Disclosure
24.      Indemnification of Directors and Officers        Part II
25.      Other Expenses of Issuance and Distribution      Part II
26.      Recent Sales of Unregistered Securities          Certain Transactions; Part II
27.      Exhibits                                         Part II; Exhibits
28.      Undertakings                                     Part II

                                   PROSPECTUS
                                January __, 2002

                       INTERACTIVE SYSTEMS WORLDWIDE INC.
                   (f/k/a International Sports Wagering Inc.)
                        1,725,000 shares of common stock

         This prospectus covers 1,725,000 shares of our common stock issuable upon the exercise of 1,725,000 of our warrants which have an exercise price of $7.20 per share of common stock. We will receive the proceeds from the exercise of the warrants, if any. The holders of the warrants are under no obligation to exercise the warrants. The warrants were initially set to expire at 5:00 PM New York City time on December 11, 2001. We extended the expiration of the warrants and they now expire at 5:00 PM New York City time on February 25, 2002.

         Our common stock is traded on The Nasdaq Small Cap Market under the symbol "ISWI". On January 15, 2002, the last reported sale price of our common stock was $7.05 per share.

         An investment in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 12.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVEDANY OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NEITHER THE NEVADA STATE GAMING CONTROL BOARD NOR THE NEVADA GAMING COMMISSION HAS PASSED UPON THEACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY, ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
CROSS REFERENCE SHEET.........................................................3
PROSPECTUS....................................................................4
PROSPECTUS SUMMARY............................................................6
THE OFFERING.................................................................10
SUMMARY FINANCIAL DATA.......................................................11
RISK FACTORS.................................................................12
USE OF PROCEEDS..............................................................19
MARKET INFORMATION, STOCKHOLDERS AND DIVIDENDS...............................19
CAPITALIZATION...............................................................21
DILUTION.....................................................................22
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS....................................................25
SECURITY OWNERSHIP...........................................................51
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................53
EXECUTIVE COMPENSATION.......................................................54
DESCRIPTION OF CAPITAL STOCK.................................................58
LEGAL MATTERS................................................................62
EXPERTS......................................................................62
CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS.................................63
FINANCIAL STATEMENTS........................................................F-1

SportXction(TM) is a trademark and service mark of Interactive Systems Worldwide Inc. Except as otherwise required by the context, all references in this prospectus to (a) "we," "us," or "our" refer to the operations of Interactive Systems Worldwide Inc., a Delaware corporation, (b) "you" refers to prospective investors in our common stock, and (c) "our system" refers to our interactive hardware and proprietary software system call the Sport-Xction(TM) system. Unless otherwise indicated or unless the context otherwise requires, all information in this prospectus assumes the conversion of all the warrants by the holders.

                               PROSPECTUS SUMMARY

THIS SUMMARY CONTAINS BASIC INFORMATION ABOUT US AND THIS OFFERING. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES TO THOSE STATEMENTS INCLUDED IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. SEE "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS."

         Overview. We have designed, developed and patented an interactive hardware and proprietary software system. We call the system the "SportXction(TM) system" and it accepts bets at fixed prices during the course of a sporting event. Sporting events include games such as football, baseball, soccer and basketball, among many others. The SportXction(TM) system accepts bets on both the outcome of a sporting event and on discrete parts of the event and on specific game situations. This means a user can bet on whether a team make a first down, will a batter get on base, will a penalty shot be successful or will a player make two foul shots and many others. The SportXction(TM) system is unique because it allows betting while the game is in progress, or between game events, such as downs, pitches, changes in ball possession and similar situations, permitting more frequent placing and cashing of bets.

         The System. The SportXction(TM) system software monitors and changes the odds on a sporting event or a specific part of the event, in order to try to induce betting on a specific side of the betting proposition, which will result in a balanced betting pool. A balanced pool is achieved when the money bet on one side of a betting proposition is sufficient to pay off the winners on the other side of that proposition, should the other side win. Our system accepts wagers simultaneously through a variety of input devices, such as interactive television set-top boxes, personal computer terminals, wireless Web connected PDA's, cell phones with graphic displays, etc. The SportXction(TM) system maintains a record of all bets placed by each bettor and keeps an account for each bettor which subtracts bet amounts and adds payouts.

         Recent Developments. On March 17, 2000, we entered into license agreements with Global Interactive Gaming LLC and Global Interactive Gaming Limited. These two companies are together referred to throughout this prospectus as "GIG". The majority stockholders of GIG are Prisma iVentures Ltd. which is a subsidiary of The Kirch Group, a German media conglomerate, and Multi-Games Development, Inc. Under the terms of the license agreements, we granted exclusive licenses to market, distribute and use our interactive SportXction(TM) system software, technology and patents on the internet and interactive television, in all business activities in which such technology is legally usable, including for contests and wagering on sporting events world-wide. We did not license the use of the SportXction(TM) system in Nevada for wagering, or the application of our basic technology and patents to lotteries and financial transactions (stock, bond, option and currency trading and the like). We have several projects under consideration in those markets using our patented and proprietary software.

         Prisma iVentures and the Kirsh Group. Prisma iVentures Ltd. is leading the marketing and distribution effort. The Kirch Group is a media conglomerate and a significant participant in media in Europe. KirchMedia represents The Kirch Group's basic business in the sport's rights trade, the production of broadcast television and film technology. It is one of the largest international producers in movie and television entertainment and is the majority stockholder in Germany's second largest commercial television network, SAT1. KirchMedia also owns DSF, a 24 hour sports channel, and owns and operates Premiere World, Germany's leading digital pay TV service. Premiere World's sports programming package includes the top games from German Football (Soccer) Leagues 1 and 2, plus matches from the best of international soccer. Premier World's also offers Formula 1, boxing, tennis, ice hockey, the handball world championships, the track and field athletics Golden League, plus NFL football, Major League Baseball, NBA basketball, NHL hockey, PGA golf and professional wrestling. The Kirch Group also holds the rights to the World Cup international soccer championship for the next two tournaments and worldwide Formula 1 automobile racing.

         License Agreements. Under the license agreements, we will be paid 25% of the gross profit, less direct expenses (such as credit card fees, prizes and taxes), for allowing GIG to use our technology for contests and other non-wagering transactions. For wagering, we will be paid the lesser of 25% of the gross profit, as defined, or 1% of the gross handle, also less direct expenses. We will not pay for any of the cost of equipment, facilities or other operating expenses at GIG. GIG will pay all of these costs and expenses. These percentage fees are subject to guaranteed minimum annual license fees, payable quarterly. The minimum in the first year was $3 million; increasing to $5 million in the second year; $6 million in the third year; and continuing to increase by 20% per year thereafter during the 14-year term. The total minimum license fees during the 14-year term are approximately $250 million, after which the license is fully paid. At all times the minimum license fee for the next four quarters is kept in a third party escrow account. We are currently being paid at the minimum rates because GIG has not yet commenced commercial use of the SportXction(TM) system software.

         System Enhancements. The license agreements with GIG required us to change the SportXction(TM) system software to enhance its use on the internet and other interactive media. We began implementing these changes and in September 2001, we successfully reached our first milestone. Achieving this first milestone was critical because it contained more significant requirements than the other milestones. We are currently completing enhancements to our SportXction(TM) system software to satisfy the remaining requirements of the agreements. Because we satisfied this first requirement four months ahead of schedule, we earned a bonus of $600,000. This bonus will be paid in two equal installments: the first when the licensed software is used for any commercial purpose (other than testing,) but no later than February 1, 2002, and the second, nine months later.

         This first milestone was to enhance and expand our SportXction(TM) sports wagering system for simultaneous use by millions of users and many thousands of transactions per second. This milestone also included an interface for use with internet browsers. What we delivered exceeded our requirements for this first milestone (a transaction throughput specification of 2,000 transactions per second). Our enhanced system in previously conducted in-house testing, has already exceeded the ultimate requirements of the licensing agreements which is for the software to accommodate 5,000 transactions per second. The results were achieved using distributed processing techniques that minimize the capabilities required from the computer hardware.

         We believe that our SportXction(TM) system software can be used together with interactive television and near real-time streaming video, through the use of interfaces, such as on-line computer terminals, television set-top boxes, and hand-held, wireless devices like cell phones and personal digital assistants, as an international application. GIG intends to employ our technology in international wagering and contest applications. The most significant of the modifications required under the licensing agreements is to make the SportXction(TM) system software capable of accommodating 1.5 million simultaneous users in each of 32 interconnected regional (country) systems, with each system able to process 25,000 transactions (wagers or contest selections) in a five second interval. We are also required to enhance the SportXction(TM) system software to support multiple languages and currencies, 10 different sports, and 15 concurrent sporting events. We believe that our SportXction(TM) system has the potential of accommodating more than 50 million players during a major international sporting event, such as the World Cup.

         On September 10, 2001, our licensee, GIG, entered into two agreements for use of the software which we have licensed to GIG. The software will be employed in the United Kingdom with interactive digital television by Telewest Communications and ITV Digital. These two carriers are among the largest interactive television providers in England. They have approximately 5 million customers between them and are in almost 2 million households. On November 15, 2001, GIG signed an agreement with Italy's Freedomland Internet Television, Europe's largest open access Interactive Internet TV provider. The application of this system to interactive TV allow the player to enter his wagers by using his television remote control device, while viewing a sporting event. There is no special equipment or training required, other than in the use of the TV remote control device. Use of the remote control service customer requires no computer literacy.

         In early November 2001, we delivered an alpha test release of a major augmentation to the software delivered for Milestone A. This software release provides the functionality required for an interactive television (iDTV) interface. This interface is needed on the important contracts recently signed by GIG with Telewest, ITV Digital and Freedomland for use of the system with interactive digital cable transmission. This will be the first implementation of the system. The software is undergoing tests currently in England, preparatory to its planned cutover into commercial service early in 2002. Subsequent versions are intended for deployment in conjunction with interactive TV using satellite, direct broadcast, and wireless use with mobile telephones and other hand-held devices. Other broadband modalities are also possible, including near real-time streaming video.

         Additional Markets. There are other potential uses for the technology that we have developed in other markets, such as transaction processing for financial institutions, lotteries and on-line auctions.

                                  THE OFFERING

Common stock offered to the holders of warrants:         1,725,000 shares
Common stock outstanding before this offering:           [8,899,045] shares

Common stock to be outstanding after this offering
(assuming that all warrants are exercised):              [10,624,045] shares

Use of proceeds from exercise of the warrants:           We will receive the exercise price of warrants
                                                         that are exercised by the holders of warrants.
                                                         Assuming exercise of all of the warrants, the
                                                         gross proceeds to us would be $12,420,000.  We
                                                         intend to use any proceeds from exercise of the
                                                         warrants for working capital and general
                                                         corporate purposes.

                             SUMMARY FINANCIAL DATA

         The following summary financial information as of September 30, 2000 and 2001 and for the years ended September 30, 2000 and 2001 have been derived from the audited financial statements of the Company, which are included elsewhere in this Prospectus. The summary financial information from September 30, 1997 through September 30, 1999 have been derived from our audited financial statements not included herein and the Company's accounting records. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should read this information in conjunction with the Financial Statements and the related Notes and the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                               Fiscal Year Ended September 30,
                                                                  1997           1998           1999           2000            2001
                                                                            (Amounts in thousands except per share data)
Statement of Operations Data:
Revenues, net ............................................       $     4        $    36        $    11        $ 1,581        $ 4,747
                                                                 -------        -------        -------        -------        -------
Cost of revenues, research and development ...............           992            996          1,017          1,020            995
General and administrative ...............................         1,215          2,197          1,513          1,558          1,232
                                                                 -------        -------        -------        -------        -------
Total operating expenses .................................         2,207          3,193          2,530          2,578          2,227
                                                                 -------        -------        -------        -------        -------
Operating income (loss) ..................................        (2,204)        (3,156)        (2,519)          (997)         2,520
Interest income ..........................................           311            221            126            134            142
Interest expense .........................................          (299)            --             --             --             --
Gain on sale of assets ...................................            --             --             --             19             --
                                                                 -------        -------        -------        -------        -------
Income (loss) before tax benefit .........................        (2,191)        (2,935)        (2,393)          (844)         2,662
Income tax benefit .......................................            --             --             --             --          2,681
                                                                 -------        -------        -------        -------        -------
Net income (loss) ........................................       $(2,191)       $(2,935)       $(2,393)       $  (844)       $ 5,343
                                                                 =======        =======        =======        =======        =======
Net income (loss) per share - basic ......................       $ (0.29)       $ (0.38)       $ (0.31)       $ (0.10)       $  0.60
                                                                 =======        =======        =======        =======        =======
Weighted average shares outstanding - basic ..............         7,476          7,781          7,832          8,614          8,909
                                                                 =======        =======        =======        =======        =======
Net income (loss) per share - diluted ....................       $ (0.29)       $ (0.38)       $ (0.31)       $ (0.10)       $  0.56
                                                                 =======        =======        =======        =======        =======
Weighted average shares outstanding - diluted ............         7,476          7,781          7,832          8,614          9,458
                                                                 =======        =======        =======        =======        =======

                                                                         Fiscal Year Ended September 30,
                                                                                                                           2001 as
                                                                                                                           adjusted
                                                   1997          1998            1999          2000            2001           (1)

                                                                              (Amounts in thousands)
Balance Sheet Data:
Working capital ..........................      $  5,340       $  3,346       $  1,363       $  2,463       $  6,219       $ 18,584
Total assets .............................         7,420          4,430          2,040          3,017          8,574         20,939
Total current liabilities ................           366            261            241            460            969            969
Accumulated deficit ......................        (3,169)        (6,104)        (8,497)        (9,341)        (3,998)        (3,998)
Total stockholders' equity ...............         7,054          4,169          1,799          2,557          7,605         19,970

----------
(1) Adjusted to give effect to the exercise of 1,725,000 warrants at an exercise price of $7.20, and the application of the net proceeds. See "Use of Proceeds."

                                  RISK FACTORS

YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE YOU DECIDE TO EXERCISE YOUR WARRANT AND BUY OUR COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED BY ANY OF THESE OR OTHER RISKS. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE RISKS AND UNCERTAINTIES ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS WITH RESPECT TO OUR PLANS, OBJECTIVES, EXPECTATIONS, AND INTENTIONS. SEE "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS."

         Single Product. Our success relies primarily on the success of the SportXction(TM) system, which is our only product. We do not currently have any other products or services which would replace this product or which would generate revenues for our company.

         Ability of GIG to Market The SportXction(TM) System. Our revenues for the foreseeable future will depend on the ability of GIG to market the SportXction(TM) system and develop a significant number of players interested in wagering and playing contents using the system. In addition, if GIG delays its marketing of the SportXction(TM) system it may be unable to continue to pay the minimum royalties required under the license agreements. If GIG does not pay us the minimum royalties, our business and operations could be materially and adversely affected.

         Marketing of Product. Our partner, GIG was recently established and has very limited experience in wagering operations. GIG has never attempted to market a product containing our proprietary, patented technology. GIG may be unable to market the SportXction(TM) system, or if it is unable to encourage a sufficient number of players to wager through the SportXction(TM) system, GIG may be unable to pay us the minimum fees required under the license agreements. Failure of GIG to continue to make these payments under the agreements would have a material adverse effect on our operations.

         Uncertain Market Acceptance. Our success will depend on the acceptance of the SportXction(TM) system in the marketplace. Previously, we were unsuccessful when we pursued an aggressive marketing and advertising campaign to introduce the SportXction(TM) system to the gaming public in Nevada. In April 2000, we ceased operating in Nevada. We concluded that although the SportXction(TM) system functioned properly, it would not attract a sufficient number of players or produce sufficient revenues to warrant our continuing to operate the SportXction(TM) system within the Nevada market. To achieve commercial success, the SportXction(TM) system, as deployed and marketed by GIG, must be accepted by a significant number of gaming patrons. The SportXction(TM) system may never be accepted by its intended market. If that happens, our business, financial condition and results of operations would be materially and adversely affected.

         Modifications to Software. Our agreements with GIG required us to modify our proprietary software to meet new technical parameters and perform certain new functions. We have already completed the first set of required modifications. Although we do not know for sure that we will be able to continue to meet our requirements under the agreements. We are currently ahead of our schedule, but we cannot be certain that such a schedule can be maintained or that all deliverables required under the agreements can be produced or if they can be produced, whether they will be produced in a timely fashion.

         History of Losses. Before we entered into the agreements with GIG, we were in the development stage and generated limited revenues from the SportXction(TM) system. As of September 30, 2001 and September 30, 2000, we had cumulative net losses since inception of approximately $4.0 and $9.3 million, respectively. Our results of operations during the second half of the fiscal year ended September 30, 2000 and during the entire fiscal year ended September 30, 2001 have been profitable and we have generated positive cash flow during that period. Our success will depend on how we will handle the problems, delays, expenses and difficulties which are encountered by other companies at our stage of development and which are beyond our control. These include:

         o        the ability of GIG to operate its business;

         o the ability of GIG to attract a sufficient number of players wishing to use the SportXction(TM)system;

         o unanticipated problems relating to further software enhancement and development;

         o acceptance of the SportXction(TM)system by the wagering public testing;

         o gaming regulations (both those in the United States and in foreign countries) and taxes;

         o the competitive and regulatory environment in which we and/or GIG plan to operate;

         o        marketing problems; and

         o additional costs and expenses that may exceed current estimates.

         Cash Requirements; Need for Additional Financing. Based upon our current business plan, our existing resources are adequate to fund our capital and operating requirements through at least the next 24 - 30 months and longer subject to the continuation of the payment by GIG of the minimum royalties under our agreements with them (see "Management's Discussion and Analysis"). Our cash requirements may be very different from those now planned due to a number of factors including:

         o the failure of GIG to continue to make the payments required under the agreements;

         o        the response of competitors to the SportXction(TM)system; and

         o        our ability to satisfy applicable licensing requirements.

         We may need to raise additional capital to fund our future operations. We may not be able to secure additional financing when needed and on terms acceptable to us. Raising additional funds by issuing equity securities will cause dilution to existing stockholders and future investors may be granted rights superior to those of existing stockholders. We will not be able to implement our business strategy or may need to limit our operations significantly if we do not have sufficient funds.

         Governmental Regulation. Sports wagering is highly regulated in the United States and worldwide. If we and/or GIG are not able to obtain and maintain the appropriate gaming licenses or other approvals that may be required (see "Business - Governmental Regulation") than it could have a material adverse effect on our business and prospects.

         Competition. The SportXction(TM) system and the business GIG intends to operate competes with other forms of gambling. These forms of gambling include: sports wagering, casino games (such as traditional slot machines, video slot, poker and blackjack machines, roulette, card games, keno and craps), bingo, government-sponsored lotteries, on-and off- track betting on horses and dogs, jai alai, offshore cruise ships, riverboats, illegal wagering of all types including that conducted over the internet, and Native American gaming operations. Consumer preferences and perceptions are shifting in the gaming industry. We could be adversely affected by such a shift. There can be no assurance that future technological advances will not result in improved products or services that could adversely affect our business or GIG's business or that we will be able to develop and introduce competitive uses for our products and to bring such uses to market in a timely manner.

         Uncertainties Regarding Intellectual Property. We regard the SportXction(TM) system and related technology as proprietary and rely primarily on a combination of patent, trademark, copyright and trade secret laws and employee and third-party non-disclosure agreements to protect our proprietary rights. We have two United States patents for our proprietary wagering methods and its related computer processing system. Applications have been or will be filed in certain foreign countries some of which have been issued and some of which are pending. We also have a patent pending to use the technology in the trading of financial instruments. None of our pending domestic or foreign patent pending applications have yet been issued as patents. The issued patents may not provide us with significant competitive advantages. Challenges may be instituted against the validity or enforceability of any patent our owned by us and, if instituted, such challenges might be successful. Our defense of intellectual property rights could be difficult and costly. We may not be able effectively to protect our technology from misappropriation by competitors. Additionally, third party infringement claims may require us to enter into royalty arrangements or pay damages, any of which could materially and adversely affect our business, financial condition and results of operations. We have a policy that requires all employees and consultants involved in research and development activities to sign non-disclosure agreements. These agreements may not provide us with sufficient protection for our know-how and our proprietary information and products. Other parties may independently develop similar or more advanced technologies or design around aspects of our technology which may be patented or duplicate our trade secrets.

         We, as software developers, are subject to infringement claims. This risk increases as the number of software products in the industry increases and the functionality of these products further overlaps. We have not received any claim that it is infringing any patent or trade secrets and we are not currently aware of any claim that we are infringing any such rights of others. We may face such claims, with or without merit, in the future. Any claims or litigation could be costly and could result in a diversion of management's attention, which could have a material adverse effect on our business, financial condition and results of operations. Any settlement of such claims or adverse determinations in such litigation could also have a material adverse effect on our business, financial condition and results of operations.

         Dependence on Key Personnel. We are dependent upon the continued efforts and abilities of our executive officers and other key personnel such as Barry Mindes, our founder and the Chairman of our Board, and Bernard Albanese, a director of the Company and the Company's President and Treasurer. If we were to lose the services of Messrs. Mindes or Albanese for any significant period it could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with Messrs. Mindes which terminate on December 31, 2002 and June 30, 2003, respectively. We cannot be sure that agreements will be extended or renewed upon expiration of their term. If they are not extended or renewed, we do not know whether individuals with similar backgrounds and experience could be hired to replace them. We do not maintain and do not intend to obtain key person life insurance on the life of either Messrs. Mindes or Albanese. Our operations will also depend to a great extent on our ability to attract new key personnel and retain existing key personnel in the future. Competition is intense for highly skilled employees and there can be no assurance that we will be successful in attracting and retaining such personnel. We also cannot be sure that we can avoid increased costs in order to do so. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on our operating results and financial condition.

         Possible Objections by Leagues and Broadcasters. The in-casino SportXction(TM) system had been operated in conjunction with live broadcasts of sporting events shown in casinos or other gaming establishments. The broadcast of sporting events by television stations is typically covered by agreements with players' leagues such as the National Football League or the National Basketball Association. In addition, display by casinos or other operators within their sports betting parlors of sporting events is typically subject to agreement with broadcasters of sporting events. Players' leagues could attempt to enjoin use of the SportXction(TM) system in conjunction with broadcasts of such sporting events and sue us for damages, whether or not such claims have merit. In the event either leagues or sporting event broadcasters object to wagering on sporting events in general, or use of the SportXction(TM) system in particular, and in the event that we could not eliminate such objections by modification of the SportXction(TM) system or otherwise, our financial condition and results of operations could be materially and adversely affected.

         Control by Management. As of January 15, 2002, Barry Mindes, Mindes Family Limited Partnership, of which an entity controlled by Mr. Mindes is general partner, Bernard Albanese and the Marie Albanese Trust, a trust for the benefit of Mr. Albanese's wife, together beneficially own approximately 39% of the outstanding shares of our common stock (excluding any stock options held by Mr. Albanese which could, in the future, be exercised). Such stockholders are likely to have the ability to control the election of our directors and the outcome of issues submitted to a vote of our stockholders.

         Possible Volatility of Market Price of Common Stock and Warrants. The market price of securities of many emerging companies has been highly volatile, experiencing wide fluctuations not necessarily related to the operating performance of such companies. Factors such as our operating results, announcements by us or our competitors concerning technological innovations, new products or systems may have a significant impact on the market price of our securities.

         NASDAQ Delisting; Low Stock Price; Net Tangible Assets. The continuous trading of our common stock on The Nasdaq Small Cap Market depends upon whether we meet certain asset, capital and surplus earnings and stock price tests set forth by NASDAQ. To maintain eligibility for trading on The Nasdaq Small Cap Market, we will be required to, among other things, maintain net tangible assets of at least $2,000,000, have a market capitalization of $35 million, or have net income of $500,000 in the most recently completed fiscal year or in two out of the last three most recently completed fiscal years, maintain a minimum bid price of $1.00 per share; and adhere to certain corporate governance provisions.

         On December 20, 1999, we received a letter from NASDAQ stating that we did not meet the net tangible assets/market capitalization/net income requirements for continued listing on The Nasdaq Small Cap Market because we do not have either $2,000,000 of net tangible assets, a market capitalization of $35,000,000 or net income of $500,000. After receiving this letter, on December 30, 1999, we presented a plan for achieving compliance with such listing requirements. On January 13, 2000, we supplemented its December 30, 1999 letter to NASDAQ. On March 13, 2000, NASDAQ wrote to us and stated that we had responded effectively and granted us a further extension to April 11, 2000 in order to fulfill certain requirements and to demonstrate compliance with NASDAQ's continued listing requirements.

         In order to meet this requirement, we sold on April 10, 2000, to accredited investors in a private transaction not registered under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption afforded by Section 4(2) thereof, 333,333 shares of our common stock, for a total of $500,000, or $1.50 per share, which was approximately $0.50 per share below the last sales price on the date that transaction was negotiated. We also agreed to promptly file a registration statement with the SEC in order to register all their shares. On April 20, 2000, we filed a registration statement on Form S-3 which was declared effective on May 5, 2000. We believe that it was in our best interest and the best interests of our stockholders to enter into this transaction because the proceeds of this transaction plus our existing resources were necessary for us to attempt to meet the net tangible asset requirements for continued listing on The Nasdaq Small Cap Market. Prior to this sale of our common stock, in January 2000, we sold to accredited investors in a private transaction not registered under the Act, in reliance upon the exemption afforded by Section 4(2) thereof, 800,000 shares of our common stock for a total of $1 million, or $1.25 per share, which was approximately $.50 per share below the last sales price on the day that transaction was negotiated. These shares were included in the registration statement declared effective in May 2000.

         The effects of delisting include the limited release of the market prices of our securities and limited news coverage. Delisting may restrict investors' interest in our securities and materially adversely affect the trading market and prices for such securities and our ability to issue additional securities or to secure additional financing. On March 10, 1998, we received notice from NASDAQ indicating that because our shares of common stock failed to maintain a closing bid price of $1.00 or more for a period of 30 days, it would be subject to delisting. We were given a period of 90 days in which to regain compliance with the minimum bid price requirement. Prior to the end of such 90-day period, our shares of common stock met the minimum bid price requirement and, therefore, our shares of common stock were not delisted. If in the future our shares of common stock failed to meet the minimum bid price requirement, we might have to consider a reverse stock split or any other means permissible to attempt to meet the minimum bid price requirement, or our shares could be delisted. In addition to the risk of volatile stock prices and possible delisting, low price stocks are subject to the additional risks of federal and state regulatory requirements and the potential loss of effective trading markets. In particular, if the common stock or warrants were delisted from trading on The Nasdaq Small Cap Market and the trading price of the common stock was less than $5.00 per share, the common stock or warrants could be subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving purchasers' written consent, prior to any transaction. If our securities were also deemed penny stocks under the Securities Enforcement and Penny Stock Reform Act of 1990, this would require additional disclosure in connection with trades in our securities, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. The SEC's regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Such requirements could severely limit the liquidity of our securities.

         Absence of Dividends. We have not paid any dividends on our outstanding common stock since we were formed and do not intend to pay any dividends to our stockholders in the foreseeable future. We currently intend to reinvest earnings, if any, in the development and expansion of our business.

         Anti-Takeover Effects of Certain Provisions of Certificate of Incorporation and Delaware Law. Our certificate of incorporation authorizes the issuance of 2,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. The board of directors is empowered, without obtaining stockholder approval, to issue such preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in the control of our company. Certain provisions of Delaware law may also discourage third party attempts to acquire control of our company.

                                 USE OF PROCEEDS

         If any holders of warrants exercise their warrants we will receive the exercise price of the warrants being exercised. No warrant holder is required to exercise a warrant. Assuming exercise of all of the warrants (a total of 1,725,000), the gross proceeds to us would be $12,420,000. We intend to use any proceeds from exercise of the warrants for working capital and general corporate purposes.

                 MARKET INFORMATION, STOCKHOLDERS AND DIVIDENDS

Market Information

         From December 11, 1996, the effective date of our initial registration statement on Form SB-2, until April 4, 1997, units consisting of one share of our common stock, and one redeemable warrant to purchase one share of our common stock at an exercise price of $7.20 per share were traded on The Nasdaq Small Cap Market. Since April 7, 1997, units were no longer traded and our common stock and warrants began to trade separately.

         The following table sets forth, for the periods indicated and as reported by NASDAQ, the high and low trade prices for shares of our common stock. The quotations reflect inter-dealer price without retail mark-up or commission and may not represent actual transactions.



                  Quarter                          High $            Low $
                  -------                          ------            -----

    October 1, 1999 to December 31, 1999           2.844             0.656
    January 1, 2000 to March 31, 2000              5.750             1.281
    April 1, 2000 to June 30, 2000                 2.313             0.875
    July 1, 2000 to September 30, 2000             1.500             0.938
    October 1, 2000 to December 31, 2000           1.250             0.594
    January 1, 2001 to March 31, 2001              1.250             0.625
    April 1, 2001 to June 30, 2001                 3.590             0.750
    July 1, 2001 to September 30, 2001             5.090             2.420
    October 1, 2001 to December 31, 2001           8.240             3.960

         The high and low sales prices on January 15, 2002 were $7.14 and $6.87, respectively, and the closing price was $7.05.

Current Holders of Common Stock

         Based upon information supplied to us by our transfer agent, there were approximately 50 stockholders of record of our common stock on January 15, 2002. We believe there are approximately 2,000 beneficial owners of our common stock whose shares are held in "Street Name."

Dividends

         To date, we have not declared or paid any dividends on any of our capital stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

         The following table sets forth the capitalization of Interactive Systems Worldwide (i) as of September 30, 2001; and (ii) on an adjusted basis to reflect the exercise of 1,725,000 warrants and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                            September 30, 2001
                                                                  Actual   Actual as adjusted (1)
                                                                  ------   ----------------------
                                                                    (In thousands)
Stockholders' Equity:
   Preferred stock, par value $.001 per share;
     2,000,000 shares authorized, no shares issued
     and outstanding, actual and as adjusted                     $     --       $     --

Common Stock, par value $.001 per share;
     20,000,000 shares authorized; 9,102,832 shares issued,
     actual, and 10,827,832 shares issued, as adjusted (2)              9             11

Additional paid - in capital                                       13,326         25,689

Treasury stock, at cost, 242,000 shares                              (441)          (441)

   Deferred expense, net                                           (1,291)        (1,291)

Accumulated deficit                                                (3,998)        (3,998)
                                                                 --------       --------

                  Total stockholders' equity                        7,605         19,970
                                                                 --------       --------

                  Total capitalization                           $  7,605       $ 19,970
                                                                 ========       ========

----------
(1) Adjusted to give effect to the exercise of 1,725,000 warrants and the application of the net proceeds therefrom. See "Use of Proceeds."

(2) The foregoing table does not include (i) up to 36,637 shares of common stock issuable upon exercise of bridge warrants that were outstanding as of September 30, 2001; (ii) an aggregate of 1,824,955 shares of common stock reserved for issuance pursuant to options under our existing stock option plans, of which options to purchase 1,226,419 shares have been granted and remain outstanding as of September 30, 2001; (iii) up to 426,087 shares of common stock issuable upon exercise of the warrants granted to GIG; and (iv) up to 300,000 shares of common stock issuable upon exercise of the options and the unit warrants granted to Barington Capital Group, L.P. and GKN Securities in connection with our initial public offering, which options and unit warrants expired on December 17, 2001. See "Management - Stock Option Plans" and "Description of Securities."

                                    DILUTION

         As of September 30, 2001, we had a pro forma net tangible book value of approximately $7,605,000 or $0.86 per share of common stock outstanding. If we do not take into account any other changes in our pro forma net tangible book value after September 30, 2001 and we receive the proceeds from the exercise of 1,725,000 which are exercisable at $7.20 per share, our pro forma net tangible book value would be approximately $19,970,000 or $1.89 per share. This is an immediate increase in the pro forma net tangible book value of $1.03 per share to present stockholders and an immediate dilution of $5.31 per share to our investors who exercised the warrants. The following table illustrates this dilution:

                                                                Per Share of
                                                                Common Stock
                                                                ------------
Warrant Exercise Price:                                                     $7.20

   Pro forma net tangible book value before the
       Exercise of the warrants:                            $0.86

   Increase attributable to exercise of the warrants
       By new investors:                                    $1.03
                                                            -----

   Pro forma net tangible book value after the exercise
       Of the warrants:                                                     $1.89
                                                                            -----

   Dilution of net tangible book value to
       Investors in the exercise of the warrants:                           $5.31
                                                                            =====

         The following table compares, on a pro forma basis the potential equity holding of the existing stockholders to the investors who may exercise the warrants assuming all of such warrants are exercised. This summary compares the number and percentage of shares of common stock purchased from us, the amount and percentage of consideration paid and the average price paid per share, before deduction of offering expenses:


                                                                                     Average
                                   Shares Owned               Consideration         Price Per
                              Number       Percentage     Amount        Percentage    Share
                              ------       ----------     ------        ----------    -----
Existing Stockholders       8,860,832         83.7%    $12,894,000         50.9%    $   1.46
New Investors               1,725,000         16.3%    $12,420,000         49.1%    $   7.20
                            ---------         ----     -----------         ----     --------

Total                      10,585,832        100.0%    $25,314,000        100.0%
                           ==========        =====     ===========        =====

         The table above does not include (i) up to 36,637 shares of common stock issuable upon exercise of bridge warrants that were outstanding as of September 30, 2001; (ii) an aggregate of 1,824,955 shares of common stock reserved for issuance under our existing stock option plans, of which options to purchase 1,226,419 shares have been granted and remain outstanding as of September 30, 2001; (iii) up to 426,087 shares of common stock issuable upon exercise of the warrants granted to GIG; and (iv) up to 300,000 shares of common stock issuable upon exercise of options and unit warrants granted to Barrington Capital Group, L.P. and GKN Securities in connection with our initial public offering, which Options and Unit Warrants expired on December 17, 2001 (see "Management - Stock Option Plans" and "Description of Securities)."

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. These forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," identify important additional factors that could materially adversely effect our actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Our actual results may differ materially from those anticipated in these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Financial Results

         For the year ended September 30, 2001, we had net income of $5,343,000 or $0.60 per share on a basic and $0.56 per share on a fully diluted basis, using 8,909,132 and 9,458,353 weighted average common shares outstanding, basic and fully diluted, respectively, compared with a net loss of $844,000 or $ 0.10 loss per share on a basic and fully diluted basis using 8,613,863 weighted average common shares outstanding, for the year ended September 30, 2000. Net revenues of $4,747,000 were reported for the year ended September 30, 2001, compared with net revenues of $1,581,000 reported for the prior year. This large increase in net revenues is attributable to the recognition of license fees of $4,250,000 under our license agreements with GIG, signed on March 17, 2000, reduced by $103,000 deferred expense amortization resulting from warrants granted in connection with these agreements, as well as the recognition of an early delivery bonus of $600,000. A small portion of our revenues for the year ended September 30, 2000, represent the net win (i.e. total amount wagered less total amount paid out) of the system. The net win is affected by the success (or lack thereof) of the players in making sports wagering bets.

         Our net income increased by $6,187,000 for the year ended September 30, 2001. This resulted primarily from: net revenues, which increased by $3,166,000 to $4,747,000 due to the increased minimum license fees received under the GIG agreements, as well as the $600,000 early delivery bonus; the reduction of the valuation allowance against its deferred tax assets of $2,681,000 (see next paragraph); general and administrative expenses, which decreased by $326,000 to $1,232,000, primarily as a result of the closing of our Nevada office and reduced professional fees; and depreciation expense, which decreased by $206,000 to $49,000. These expense reductions were partially offset by an increase in accrued payroll expenses of $150,000 representing unpaid programmer bonuses. These bonuses are rewards for meeting goals relating to our earning the early delivery bonus under our agreements with GIG. The programmer bonuses will be paid upon receipt of the early delivery bonus payments from GIG.

         Prior to the fiscal year ending September 30, 2001, we had pre-tax losses since inception. The total net operating loss carryforward was approximately $8,822,000 as of September 30, 2000. This net operating loss carryforward resulted in gross deferred tax assets of $3,723,000, which were offset by a valuation allowance of the same amount, reducing the net deferred tax assets to $0. During the year ended September 30, 2001, we realized income before taxes of approximately $2,662,000, which utilized a portion of the net operating loss carryforward. In addition, based on the minimum future royalty payments to be received under the agreements with GIG, the projected income to be realized from operations, coupled with our having met certain commitments under those agreements, we eliminated the entire valuation allowance on September 30, 2001. This reduction in the valuation allowance resulted in an increase in net deferred tax assets of $2,681,000, which we recorded as an income tax benefit on its statement of operations for the year ended September 30, 2001.

         We incurred approximately $995,000 in cost of revenues for the year ended September 30, 2001, compared with approximately $1,020,000 for the prior year. We capitalized $121,000 of expenses related to enhancements of our SportXction(TM) system that were not required under the agreements with GIG. These expenses will be amortized over the remaining life of the agreements after the enhancements are put into commercial use.

         As of September 30, 2001, we had liquid resources totaling $5,065,000. These include cash and cash equivalents in the amount of $4,116,000, and short term investments in the amount of $949,000. Investments are limited to investment grade marketable securities with maturities of less than 18 months. We believe that existing resources will be sufficient to satisfy our contemplated cash requirements for at least the next 24-30 months and longer subject to continuation of the payment by GIG of the minimum royalties under our agreements with them. Capital expenditures are expected to be limited to the purchase of additional computer equipment in connection with our research and development activities. Existing resources will fund these requirements.

         On December 20, 2000, we announced that our board of directors had authorized the repurchase of up to $500,000 worth of our common stock. As of September 30, 2001, we purchased 242,000 shares of our common stock at an aggregate purchase price of $441,000. In June 2001, the board of directors suspended the repurchase plan.

Recent Developments

         On September 19, 2001, GIG confirmed that we achieved a significant milestone under our agreements with them. As a result of our achieving this first milestone ahead of schedule we earned a bonus of $600,000. This bonus is payable in two equal installments: the first half when the licensed software is used for any commercial purpose (other than testing), but no later than February 1, 2002, and the second, nine months later.

         This first milestone required us to deliver a fully functional implementation of our SportXction(TM) sports wagering system, as it was enhanced and expanded to accommodate millions of users and thousands of transactions per second. This included delivering an interface for use with internet browsers. In early November 2001, we delivered an alpha test release of a major augmentation to the software delivered for this first milestone. This software release provides the functionality required for an interactive television (iDTV) interface. This interface is needed on the important contracts recently signed by GIG with Telewest, and ITV Digital for use of the system with interactive digital cable transmission. This will be the first implementation of the system. The software is undergoing tests currently in England, preparatory to its planned cutover into commercial service early in 2002. Subsequent versions are intended for deployment in conjunction with interactive TV using satellite, direct broadcast, and wireless use with mobile telephones and other hand-held devices. Other broadband modalities are also possible, including near real-time streaming video.

         We believe that interactive television is the ideal delivery mode for the SportXction(TM) product in that the user can wager using his television remote control device with minimal interference to the viewing of the sporting event. We have already substantially completed most of the remaining items to be delivered under our agreements with GIG.

         On September 10, 2001, GIG announced that it signed two separate agreements with Telewest Communications and ITV Digital, two of the leading broadband communications and media groups in the UK. Under these agreements GIG will provide these other companies with the world's first, fully interactive, play by play betting systems, for use in conjunction with their digital TV services. In these agreements to jointly develop and adapt GIG's interactive gaming product, whose core technology is licensed from us, the companies expect to launch service early in 2002. On November 15, GIG signed an agreement with Italy's Freedomland Internet Television, Europe's largest open access interactive internet TV provider.

         Telewest provides cable television and internet access to approximately
1.7 million households (approximately 4 million customers). ITV Digital offers the world's first commercial digital terrestrial TV platform, and has an established base of over one million interactive TV and internet customers.

License Agreements

         On March 17, 2000, we entered into license agreements with Global Interactive Gaming LLC and Global Interactive Gaming Limited. These two companies are together referred to throughout this prospectus as GIG. The majority stockholders of GIG are Prisma iVentures Ltd. which is a subsidiary of The Kirch Group, a German media conglomerate, and Multi-Games Development, Inc. Under the terms of the license agreements, we granted exclusive licenses to market, distribute and use our interactive SportXction(TM) system software, technology and patents on the internet and interactive television, in all business activities in which such technology is legally usable, including for contests and wagering on sporting events world-wide. We did not license the use of the SportXction(TM) system in Nevada for wagering, or the application of our basic technology and patents to lotteries and financial transactions (stock, bond, option and currency trading and the like). We have several projects under consideration in those markets using our patented and proprietary software.

         Under the license agreements, we will be paid 25% of the gross profit, less direct expenses (such as credit card fees, prizes and taxes), for allowing GIG to use our technology for contests and other non-wagering transactions. For wagering, we will be paid the lesser of 25% of the gross profit, as defined, or 1% of the gross handle, also less direct expenses. We will not pay for any of the cost of equipment, facilities or other operating expenses at GIG. GIG will pay all of these costs and expenses. These percentage fees are subject to guaranteed minimum annual license fees, payable quarterly. The minimum in the first year was $3 million; increasing to $5 million in the second year; $6 million in the third year; and continuing to increase by 20% per year thereafter during the 14-year term. The total minimum license fees during the 14-year term are approximately $250 million, after which the license is fully paid. At all times the minimum license fee for the next four quarters is kept in a third party escrow account. We are currently being paid at the minimum rates because GIG has not yet commenced commercial use of the SportXction(TM) system software.

         The terms of the agreements required us to make certain modifications to the SportXction(TM) system to enhance its use on the internet and other interactive media. On September 19, 2001, we received final acceptance of the first major deliverable, Milestone A. With this formal acceptance, we earned a bonus of $600,000 for its early completion of this Milestone. This bonus will be paid in two equal installments: the first when the licensed software is used for any commercial purpose (other than testing), but no later than February 1, 2002, and the second, nine months later. The remaining milestones are scheduled for completion by December 31, 2002.

         Coincident with the signing of the agreements with GIG, GIG was granted a warrant to purchase 426,087 shares of the our common stock, at an exercise price of $4.38 per share. The value of the warrant using a Black-Scholes option pricing model was $1,450,000. Such amount is being amortized over the term of the agreements and is being offset against the revenue recorded from these agreements. The fully vested warrant became exercisable on September 17, 2001, 18 months after issuance, is non-transferable other than to affiliates of GIG and remains exercisable for five years from the date of issuance, subject to the terms of the warrant agreement. Amortization expense related to the warrant for the fiscal years ended September 30, 2001 and 2000 was $103,000 and $56,000, respectively, which has been netted against revenue generated from the Agreements.

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                                    Business

The Company

         Overview. We have designed, developed and patented an interactive hardware and proprietary software system. We call the system the "SportXction(TM) system" and it accepts bets at fixed prices during the course of a sporting event. Sporting events include games such as football, baseball, soccer and basketball, among many others. The SportXction(TM) system accepts bets on both the outcome of a sporting event and on discrete parts of the event and on specific game situations. This means a user can bet on whether a team make a first down, will a batter get on base, will a penalty shot be successful, will a player make two foul shots and many others. The SportXction(TM) system is unique because it allows betting while the game is in progress, or between game events, such as downs, pitches, changes in ball possession and similar situations, permitting more frequent placing and cashing of bets.

         The System. The SportXction(TM) system software monitors and changes the odds on a sporting event or a specific part of the event, in order to try to induce betting on a specific side of the betting proposition, which will result in a balanced betting pool. A balanced pool is achieved when the money bet on one side of a betting proposition is sufficient to pay off the winners on the other side of that proposition, should the other side win. Our system accepts wagers simultaneously through a variety of input devices, such as interactive television set-top boxes, personal computer terminals, wireless Web connected PDA's, cell phones with graphic displays, etc. The SportXction(TM) system maintains a record of all bets placed by each bettor and keeps an account for each bettor which subtracts bet amounts and adds payouts.

         Recent Developments. On March 17, 2000, we entered into license agreements with Global Interactive Gaming LLC and Global Interactive Gaming Limited. These two companies are together referred to throughout this prospectus as "GIG". The majority stockholders of GIG are Prisma iVentures Ltd. which is a subsidiary of The Kirch Group, a German media conglomerate, and Multi-Games Development, Inc. Under the terms of the license agreements, we granted exclusive licenses to market, distribute and use our interactive SportXction(TM) system software, technology and patents on the internet and interactive television, in all business activities in which such technology is legally usable, including for contests and wagering on sporting events world-wide. We did not license the use of the SportXction(TM) system in Nevada for wagering, the application of our basic technology and patents to lotteries and financial transactions (stock, bond, option and currency trading and the like). We have several projects under consideration in those markets using our patented and proprietary software.

         Prisma iVentures and the Kirsh Group. Prisma iVentures Ltd. is leading the marketing and distribution effort. The Kirch Group is a media conglomerate and a significant participant in media in Europe. KirchMedia represents The Kirch Group's basic business in the sport's rights trade, the production of broadcast television and film technology. It is one of the largest international producers in movie and television entertainment and is the majority stockholder in Germany's second largest commercial television network, SAT1. KirchMedia also owns DSF, a 24 hour sports channel, and owns and operates Premiere World, Germany's leading digital pay TV service. Premiere World's sports programming package includes the top games from German Football (Soccer) Leagues 1 and 2, plus matches from the best of international soccer. Premier World's also offers Formula 1, boxing, tennis, ice hockey, the handball world championships, the track and field athletics Golden League, plus NFL football, Major League Baseball, NBA basketball, NHL hockey, PGA golf and professional wrestling. The Kirch Group also holds the rights to the World Cup international soccer championship for the next two tournaments and worldwide Formula 1 automobile racing.

         License Agreements. Under the license agreements, we will be paid 25% of the gross profit, less direct expenses (such as credit card fees, prizes and taxes), for allowing GIG to use our technology for contests and other non-wagering transactions. For wagering, we will be paid the lesser of 25% of the gross profit, as defined, or 1% of the gross handle, also less direct expenses. We will not pay for any of the cost of equipment, facilities or other operating expenses at GIG. GIG will pay all of these costs and expenses. These percentage fees are subject to guaranteed minimum annual license fees, payable quarterly. The minimum in the first year was $3 million; increasing to $5 million in the second year; $6 million in the third year; and continuing to increase by 20% per year thereafter during the 14-year term. The total minimum license fees during the 14-year term are approximately $250 million, after which the license is fully paid. At all times the minimum license fee for the next four quarters is kept in a third party escrow account. We are currently being paid at the minimum rates because GIG has not yet commenced commercial use of the SportXction(TM) system software.

         At the same time the license agreements were signed, we granted GIG a warrant to purchase 4.9% (approximately 425,000 shares) of the shares of our common stock then outstanding. The warrant has an exercise price of $4.38 per share. The warrant has been exercisable since September 18, 2001. The warrant is non-transferable other than to affiliates of GIG and subject to the terms of the Warrant Agreement may be exercised prior to March 18, 2005.

         Name Change. On February 28, 2001, our stockholders approved an amendment to our Certificate of Incorporation, to change our name to Interactive Systems Worldwide Inc. We changed our name to reflect the changes in our business focus during the past year. We believe that the prior name was too limiting and that the new name is more descriptive of our business and technology. This change did not affect our corporate status of any of the rights of any stockholder, or the validity or transferability of outstanding stock certificates. We did not change our trading symbol which remains "ISWI".

         Independent Accountants. On April 9, 2001, we changed our independent public accountants because of cost considerations. Since April 9, 2001, we retained Richard A. Eisner & Company, LLP as our independent public accountants.

         System Enhancements. The license agreements with GIG required us to change the SportXction(TM) system software to enhance its use on the internet and other interactive media. We began implementing these changes and in September 2001, we successfully reached our first milestone. Achieving this first milestone was critical because it contained more significant requirements than the other milestones. We are currently completing enhancements to our SportXction(TM) system software to satisfy the remaining requirements of the agreements. Because we satisfied this first requirement four months ahead of schedule, we earned a bonus of $600,000. This bonus will be paid in two equal installments: the first when the licensed software is used for any commercial purpose (other than testing,) but no later than February 1, 2002, and the second, nine months later.

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

         This first milestone was to enhance and expand our SportXction(TM) sports wagering system for simultaneous use by millions of users and many thousands of transactions per second. This milestone also included an interface for use with internet browsers. What we delivered exceeded our requirements for this first milestone (a transaction throughput specification of 2,000 transactions per second). Our enhanced system in previously conducted in-house testing, has already exceeded the ultimate requirements of the licensing agreements which is for the software to accommodate 5,000 transactions per second. The results were achieved using distributed processing techniques that minimize the capabilities required from the computer hardware.

         We believe that our SportXction(TM) system software can be used together with interactive television and near real-time streaming video, through the use of interfaces, such as on-line computer terminals, television set-top boxes, and hand-held, wireless devices like cell phones and personal digital assistants, as an international application. GIG intends to use our technology in international wagering and contest applications. The most significant of the modifications required under the licensing agreements is to make the SportXction(TM) system software capable of accommodating 1.5 million simultaneous users in each of 32 interconnected regional (country) systems, with each system able to process 25,000 transactions (wagers or contest selections) in a five second interval. We are also required to enhance the SportXction(TM) system software to support multiple languages and currencies, 10 different sports, and 15 concurrent sporting events. We believe that our SportXction(TM) system has the potential of accommodating more than 50 million players during a major international sporting event, such as the World Cup.

         On September 10, 2001, our licensee, GIG, entered into two agreements for use of the software which we have licensed to GIG. The software will be employed in the United Kingdom with interactive digital television by Telewest Communications and ITV Digital. These two carriers are among the largest interactive television providers in England. They have approximately 5 million customers between them and are in almost 2 million households. On November 15, 2001, GIG signed an agreement with Italy's Freedomland Internet Television, Europe's largest open access Interactive Internet TV provider. The application of this system to interactive TV allow the player to enter his wagers by using his television remote control device, while viewing a sporting event. There is no special equipment or training required, other than in the use of the TV remote control device. Use of the remote control service customer requires no computer literacy.

         In early November 2001, we delivered an alpha test release of a major augmentation to the software delivered for Milestone A. This software release provides the functionality required for an interactive television (iDTV) interface. This interface is needed on the important contracts recently signed by GIG with Telewest, ITV Digital and Freedomland for use of the system with interactive digital cable transmission. This will be the first implementation of the system. The software is undergoing tests currently in England, preparatory to its planned cutover into commercial service early in 2002. Subsequent versions are intended for deployment in conjunction with interactive TV using satellite, direct broadcast, and wireless use with mobile telephones and other hand-held devices. Other broadband modalities are also possible, including near real-time streaming video.

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

         Additional Markets. There are other potential uses for the technology that we have developed in other markets, such as transaction processing for financial institutions, lotteries and on-line auctions.

History

         We commenced our operations in May 1995 and we are the successor by merger to Systems Enterprises, Inc., which was organized in December 1992. Our SportXction(TM) system was conceived by our founder, Mr. Barry Mindes. Mr. Mindes together with Mr. Bernard Albanese, developed a simulation of the SportXction(TM) system for use in determining whether casinos in Nevada had interest in the SportXction(TM) system. Additionally, patent applications covering the SportXction(TM) system were prepared and filed with the U.S. Patent and Trademark Office and corresponding foreign patent applications were also filed. In May 1995, we privately raised approximately $1,700,000 in an equity financing and approximately $550,000 through a bridge financing. After we raised this money, we recruited and hired software engineers and programmers as well as other personnel. After hiring this new personnel, we focused on research and development and testing the SportXction(TM) system. This research and development included writing software, developing required mathematical algorithms, performing statistical modeling, selecting and configuring the hardware needed for use with the SportXction(TM) system and determining our initial betting propositions. We tested the SportXction(TM) system in a non-wagering environment and then conducted its own live trial in a wagering environment using play money. In mid-1996, we applied to the Nevada gaming authorities. On December 11, 1996, we completed our initial public offering and sold 1,725,000 units (including over-allotments) for gross proceeds of $10,350,000. Each unit consisted of one share of our common stock, par value, and one redeemable warrant to purchase one share of common stock at an exercise price of $7.20 per share. The warrants were initially set to expire at 5:00 PM New York City time on December 11, 2001. We extended the expiration of the warrants and they now expire at 5:00 PM New York City time on February 25, 2002. The common stock and the warrants now trade separately on The Nasdaq Small Cap Market and no longer trade as a Unit.

         The Nevada gaming authorities completed trials of the SportXction(TM) system in January 1997 and approved the use of the system in Nevada. We initially use the SportXction(TM) system in several individual casinos. We then installed it in a group of inter-linked casinos and eventually from remote, non-casino locations. In April 2000 after trying the system in these different venues we decided to discontinue operation of the SportXction(TM) system in Nevada. We concluded that although the SportXction(TM) system functioned properly, it would not attract a sufficient number of players or produce sufficient revenues to warrant our continuing to operate the SportXction(TM) system within the Nevada market. Also after signing the exclusive worldwide license agreements with GIG in March 2000, we changed the focus of our company. In our judgment, the Nevada wagering operation became an administrative and technical distraction, and an impediment to dealings with sports leagues in the United States concerning use of the SportXction(TM) system for use in contests.

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

Industry Overview

         We have redirected our primary activity away from sports wagering industry in Nevada towards enhancing and supporting its SportXction(TM) system software for use by GIG. We retain the right to re-enter the Nevada sports wagering market at some future date, which we might do with a newly enhanced product or products. We have maintained our Nevada gaming license and we are discussing the licensing of our SportXction(TM) system software with casinos in Nevada for such casinos to operate on a revenue-sharing basis.

         In Nevada, the only state in the United States that currently permits sports wagering, wagers on sporting events are placed in casinos and at dedicated sports wagering facilities, and some are placed by telephone by individuals who have set up accounts in sports books. Such wagers are principally placed on the outcome of a game or event. Wagers also may be accepted on segments of a game, such as points scored in a half. Such wagers are only accepted before the segment begins. Since most sporting events take several hours to complete, bettors can place bets and cash winning bets to use on subsequent wagers, only a few times each day, thereby limiting the number of wagers bettors may be inclined to make each day. As a result, sports wagering facilities are frequently under-utilized for wagering, as opposed to being locations for merely viewing multiple sporting events simultaneously.

         Outside of the United States, sports wagering takes place (i) principally in betting parlors, where bettors merely place bets and redeem winnings; (ii) to a lesser degree, in betting facilities where bettors view sporting events while wagering (in a manner similar to how wagering is conducted in Nevada casinos); and (iii) from remote locations via the internet, such as from bettors' homes. By far the largest present venue for sports wagering internationally is via the internet, which is legal in many foreign countries. Sports wagering using interactive TV set-top boxes is just now being proposed and developed, with anticipated introduction into service expected imminently. We expect to participate heavily in this developing market, since GIG will use SportXction(TM) system software in its overall strategy to enable players to make legal sports wagers by means of interactive TV.

         In sports wagering, the gaming establishment, or "house," generally seeks to maintain a "balanced book." A balanced book is achieved when the money bet on one side of a betting proposition is sufficient to pay off the winners on the other side of that proposition, should the other side win. To accomplish this, the house gives either a handicap (the point spread or margin by which the favorite must win) or odds (a greater than equal payout on winning to the underdog or a lesser one to the favorite) on the outcome of the event, or a combination of both. The house's goal in general is to have the funds paid to the winners equal the amount received from the losers, less the commissions that the house charges for brokering the transactions and the use of its facilities.

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

         Sports bettors want to know the odds or point spread (the "line") of the wager at the time the bet is placed. While the odds may change as the house attempts to balance its book, the terms for a previously placed bet remain the same. Thus, bettors who place several bets on the same team or contestant over a period of time could have different odds or point spreads on each wager depending upon when the bet was placed.

         The sports book's profit depends upon the reliability of the odds and its adjustment of the odds when necessary. On occasion, the house's initial handicap or odds will not result in a balanced book because the players do not agree with the house's assessment of the outcome of the event. The house will attempt to attract bets on one side of the proposition by changing or moving the line up or down to induce betting patterns in order to balance the book. If this is not possible, the house may also refuse to accept wagers on one of the contestants or limit the maximum amount of money that will be accepted on a line to attempt to avoid the risk of taking an unacceptable number of bets on one side of a betting proposition. When the limit is reached, the line is moved. Currently, sports wagering establishments do not change odds or handicaps frequently in order to balance pools. The odds or handicaps are changed usually only after the book gets substantially out of balance, if at all. Sports books currently are rarely perfectly balanced. To the extent that the book is not balanced, the sports book takes risk on the outcome of the game or event.

         In the United States, gambling on the internet is illegal both for players and operators of internet wagering sites. There is uncertainty concerning whether under United States law internet sites located in foreign jurisdictions, where such sites are legal, that are operated by foreign nationals, may accept wagers placed by players located in the United States. Nevertheless, wagering on the internet is pervasive and entrenched for wagering by players outside of the United States at foreign wagering sites. The agreements between us and GIG precludes GIG from using our SportXction(TM) system software to accept wagers where it is illegal to do so.

         We are not aware of any form of wagering currently being conducted which is similar to its patented play-by-play wagering intended to be offered by GIG (see "Competition").

The SportXction(TM) Sports Wagering System

         Overview of the System. The SportXction(TM) sports wagering system permits continuous fixed price betting during the course of a sporting event. The system accomplishes this by continuously attempting to balance the betting pool on each betting proposition to within a pre-set level. It allows bettors to view a live sporting event, wager throughout that event as it is underway and cash winning bets. The period during which wagers may be placed is thereby extended.

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

         The SportXction(TM) system accepts bets on the outcome of the sporting event. It also accepts bets on discrete parts of the event, and on specific game situations, such as will a team get a first down, will a batter get on base, or will a player make two foul shots. The SportXction(TM) system also permits betting while these game situations are in progress, such as between downs, pitches or foul shots. Betting is therefore nearly continuous. This is somewhat analogous to the situation that exists at a craps table, with each play being potentially a "new game." The SportXction(TM) system can also accept traditional pre-game side and totals wagers as well as some forms of parlays.

         The SportXction(TM) system is capable of being used with interactive television, over the internet, or from cell phones or other hand held devices, such as PDA's, as input devices. Furthermore, in addition to following the sporting event on television, this could also be done on the radio, or even while attending a live event, with wagers being entered via in-place terminals or from hand held devices.

         Operation of the System. The SportXction(TM) system operator begins by setting up a number of pools or wagering propositions. As an example, the operator may bet on the winner of a game or the team leading at the end of a particular period of play, over or under scoring on the game or period, and wagers on specific events or games situations. Prior to commencement of the sporting event, the SportXction(TM) system operator sets the odds or handicap (point spread) on certain betting propositions, with greater odds given to the less capable contestant. Once the sporting event begins, the SportXction(TM) system sets the initial odds on other betting propositions. The SportXction(TM) system changes the odds automatically as bets are made in order to induce a betting pattern that would lead to a balanced pool. The bettor may therefore make multiple wagers on the same betting proposition as the odds change. As wagering continues, one side of a betting proposition may become underfunded, that is, players have bet less money on one side of a particular betting proposition (the underfunded side) than players have bet on the opposite side of such betting proposition (the overfunded side). If this occurs, and if the overfunded side of the betting proposition wins, the house would have to pay out more money to the winning bettors on the overfunded side than the house would have received from the bettors on the underfunded side. To limit the house's exposure, the SportXction(TM) system is designed to automatically adjust the odds to induce bettors to wager on the underfunded side of the betting proposition. This system attempts to balance the pool to within a pre-set level.

         A sports wagering operator using the SportXction(TM) system is able to have, both long- and short-term propositions on a sporting event. Long-term propositions may be based upon the outcome of an entire game or discrete segments of a game. Wagering continues on the long-term propositions even as game conditions change, causing the odds on the outcome to change during the course of the event. Examples of typical short-term propositions are, in football, will the offensive team make a first down on a specific possession; and in basketball, which team will be the next to score 10 points. Betting is almost continuous until the specific event occurs or the specific game situation is completed. Since short-term pools open and close rapidly, sometimes in several minutes or less, there are new propositions constantly available during the entire contest.

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

         The SportXction(TM) system works on a "bet against deposited funds" basis. When a bettor wishes to wager using the SportXction(TM) system, he must establish an account and fund it by depositing a sum of money in the account. The bettor places wagers using his funds on deposit. The SportXction(TM) system automatically adds the bettor's payouts and subtracts amounts bet from his account. When the player wishes to commence play, he signs on the SportXction(TM) system through the player's betting device which could be an on-line terminal, set-top box, hand-held device, or the like. The Player's betting device will show his available balance, initially equal to his deposit. As wagers are placed, this balance is reduced by the amounts wagered. When the bettor wins, his betting device shows that the bettor has won and his balance is automatically increased by the wager's payout.

         The SportXction(TM) system is a continuous action pool-balancing system. As such, it reacts by changing the odds on open or undecided betting propositions to reflect current bettor sentiment as expressed by their bets. This can result in rapid changes in odds, particularly if game conditions change abruptly as in the case of a sudden score, injury, or player ejection. Odds can even change while the bettor is in the process of entering a wager into the system. As betting is continuous, bets may be entered while game conditions are changing. At times, bets will be delayed until a play is completed and the results of the play are entered by those controlling the SportXction(TM) system, to prevent past posting. Consequently, all bet entries are treated as "requests" to make a bet at the odds that were displayed when the bet entry process started. If the odds have changed after the request is made and before the bet is accepted, the player will be informed that the wager is no longer available at the requested odds, and the player will be shown the new odds. The player is then given the opportunity to place the wager at the then current odds. It is even possible that the amount may change again before the bettor's decision on the new price is made, in which event the process will be repeated. If the player finds an acceptable price, and the SportXction(TM) system accepts the bet, the price on the bet stays fixed regardless of future changes in odds on that bet, the game or betting patterns.

         As game conditions change, for example, the score changes or the time clock advances, the odds will usually change as a result of the betting pattern. This may result in existing pools closing if they can no longer be held to a desired level of balance. Such pools may then be replaced with new pools covering the same proposition. This is generally done automatically, although the house can override the SportXction(TM) system with manual pool opening and closing capability.

         It is not necessary that the book be perfectly balanced, but only that the imbalances be less than some percentage of the pool or dollar amount set by the house. Under these circumstances, the house can generally ensure that its exposure is no more than a fixed percentage or dollar amount, which is an acceptable portion of the profit from its commissions. The SportXction(TM) system generally is able to automatically prevent the house exposure from exceeding a specified maximum amount by changing the betting terms in the pool to induce bettors to wager on the side that is underfunded, thereby attempting to induce a balancing of the pool. In extreme cases, the house or the SportXction(TM) system may automatically stop accepting bets on the underfunded side when the exposure limit is reached while continuing to accept bets on the other side. Under these circumstances, the pool will presumably tend to return to balance after which the house can resume taking bets on the contestant or proposition for which betting was suspended.

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

         The SportXction(TM) system produces time-stamped records, providing regulatory authorities as well as gaming establishments with the ability to audit, analyze and control a game.

         System Components. Our proprietary software and state-of-the-art, commonly available hardware, is configured in an arrangement designed specifically for use with the SportXction(TM) system. The innovative software continuously attempts to balance wagering pools to within pre-set levels, thereby permitting wagers to be made continuously during the course of a sporting event while generally assuring the gaming establishment of a pre-determined minimum commission. The software permits the operator to make available a wide variety of betting propositions to players. The SportXction(TM) system automatically sets and adjusts odds on the betting propositions by using statistical data and modeling.

         The major elements of the SportXction(TM) system include the hub server, pool processor, plus numerous input and control software modules which run on individual computer terminals. These include the player's betting device, game controller module, game supervisor module, manager module, administrative module and cashier module, all of which are controlled by proprietary software. There are also a variety of printers for printing receipts and reports. The SportXction(TM) system processes secure messages exchanged between the various elements in real time and employs sophisticated mathematical algorithms in their functioning. These are used with event statistics and statistical modeling. The television display is independent of the SportXction(TM) system. The television image is provided to allow the player to follow the game. The SportXction(TM) system can operate without the operator providing a television signal. A player could, for example, view any television or display while betting on the internet, or even listen to an audio commentary account of the game. The SportXction(TM) system uses redundant hardware and re-start and recovery software to maximize system up-time upon component failure.

         All terminals are connected to the hub server via a client/server network. The hub server modules are software components on a network of server computers that maintains all pools, calculates odds, opens and closes all wagering on all pools, controls all input and output devices (such as betting terminals, printers and management terminals) produces all management and regulatory reports and is the repository of all current and historical data on the wagering system. The proprietary software contained in the pool processor permits continuous, rapid recalculation of odds, based upon changing betting patterns and an evaluation of bets that have been placed.

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

         The player's betting device is the instrument through which bettors are able to enter bets into the SportXction(TM) system. It displays the wagers available, their prices and the payoff to be gained, the status of the player's available balance, open bet dollars, plus control buttons for signing on and off, selecting a game, reviewing and sending bets, reviewing bet history, and other information appropriate to interactive wagering. These devices could be computers on a private network or over the internet, set-top boxes on an interactive TV network, or in the future, web-enabled cellular phones or personal digital assistants.

         Data relating to all substantive events during the course of a sporting event that affect the betting odds are entered into the SportXction(TM) system through the game controller module by the game controller for each event. These events include points or runs scored, period, inning, outs, downs, team having possession of the ball, and the like, depending upon the sport. The SportXction(TM) system sends this information to the pool processor to open and close betting propositions, determine unofficial proposition side winners and set opening lines, among other things. Because the game controller is entering data during a live sporting event, bets are delayed briefly to enable the game controller to enter the data.

         The game supervisor module is utilized by the game supervisor(s) of each sporting event to manage the wagering on that sporting event. The game supervisor module is used to open betting lines, enter data to attempt to maintain the desired level of house commission as pool balances change, close or suspend one or both sides of a betting proposition, and declare official pool winners. The terminal executing the game supervisor module, is also utilized by the game supervisor to oversee the accuracy of the information input by the game controller.

         The manager module is used to oversee the entire operation of the system at one time. This module allows the manager to monitor the overall system activity and volume, perform system configuration functions, and monitor system alerts.

         The administrative module is the main management module in the SportXction(TM) system. It is used to authorize personnel to operate the SportXction(TM) system, keep the chart of future events upon which wagers will be accepted, together with when betting can commence and when the game (date and time) actually begins. It also keeps the pools to be allowed in an event and the sizes of the bets that will be accepted in each pool in each event. It is through the terminal executing this module that most reports are accessed.

         The cashier module can access the status of every player's account. It is the link through which funds can be manually entered into and withdrawn from accounts, adjustments are made, and other manual interactions with player accounts are accomplished in the casino version of the SportXction(TM) system. For on-line implementations, the SportXction(TM) system's design also allows players to transfer funds securely from financial institutions into and out of their SportXction(TM) accounts.

         Traditional Pre-Game Wagering. The SportXction(TM) system also accepts traditional pre-game side and totals wagers as well as some forms of parlays. Pre-game wagers are treated by the SportXction(TM) system in the same way as the play-by-play wagers. They are transmitted to the hub server where the SportXction(TM) system processes both the play-by-play and the pre-game wagers simultaneously, and are then stored in an integrated database. For pre-game wagering, the Player's Betting Device has been reorganized to make better use of the screen space to show available bets on many games simultaneously.

         Because pre-game wagers arrive at a slower pace than play-by-play wagers, less reliance is needed on the automatic line movement features of our SportXction(TM) system. Additional financial analysis programs are available for manual review and control of the wagering pools.

         We have not yet modified its traditional pre-game wagering software to be compatible with an interactive television game delivery mode. This modification is not required by the licensing agreements with GIG. However, we do not consider such a modification to the software, as it exists, to be of significant difficulty or scope. Most of the effort required for this modification concerns the user interface screen and is not our responsibility but the responsibility of GIG.

         Marketing and Sales Strategy. As we have licensed world-wide rights to our SportXction(TM) system for wagering and contests exclusively to GIG (except for wagering in Nevada), we are no longer marketing the system for those purposes, other than in Nevada. During the time we are enhancing the system for use by GIG, we will only conduct marketing activities in Nevada on a limited basis. We expect to increase that marketing effort when the enhancements to the system for GIG are completed. Our goal is to re-enter the Nevada market with the enhanced software as a licensor or even possibly as an operator. We have maintained Nevada gaming license for this purpose. We have been in discussions with certain casinos in Nevada to provide its enhanced SportXction(TM) system to such casinos on a revenue-sharing basis.

         We have commenced preliminary marketing activities using its patented technology in the financial transaction processing market. We are also investigating opportunities in the auction and lottery fields.

         Intellectual Property. We regard the SportXction(TM)system as proprietary. We have two U.S. patents covering our proprietary wagering methods and its related computer processing system. Corresponding applications have been filed in certain foreign countries and some of those have been issued or are pending.

         We also have a patent pending to use our technology in the trading of financial instruments. The patent covers, in particular, an "automated specialist", which uses artificial intelligence that permits trading a much higher speeds, greater accuracy in balanced trading and much lower cost than was possible heretofore.

         It is our policy that all employees and outside consultants involved in research or development activities sign proprietary information, non-disclosure and patent assignment agreements. This may, however, not afford adequate protection for our know-how and proprietary products. Other parties may develop products similar to the SportXction(TM) system or otherwise attempt to duplicate the system in ways which circumvent our technology and existing or future patents.

         We have not received any claim that the SportXction(TM) system is infringing any patents. However, there can be no assurance that third parties may not assert infringement claims against us, which claims we would be required to defend at considerable expense or enter into arrangements requiring us to pay royalties or other damages, any of which could materially and adversely affect our business (see "Uncertainties Regarding Intellectual Property").

         We applied for Federal trademark registration and for State of Nevada servicemark registration for the name SportXction(TM) both of which have been issued.

Governmental Regulation

         Prior to April 2000, we conducted business in the State of Nevada. As such, it was required to obtain a gaming license as an operator of an "inter-casino linked system" ("OILS License") and to register with the Nevada Gaming Commission as a publicly-traded corporation. We are not currently operating in Nevada, although we continue to hold its OILS License and are still registered. We are currently only marketing our current system to casinos in Nevada on a limited basis. We may also elect to market our enhanced system in Nevada in the future. Any continued marketing efforts are aimed at licensing our SportXction(TM) system to casinos in order for them to operate a system utilizing our SportXction(TM) system software. Should we license our SportXction(TM) system software to one or more casinos in Nevada, we will need a new gaming license if we share in any gaming revenue. We have no current plans to re-enter the business of operating a sports wagering system in Nevada or elsewhere. Nevertheless, in order to maintain its OILS License, we must continue to comply with Nevada gaming law.

         Owning and operating casino gaming facilities in Nevada, including sports pools, the operation of an inter-casino linked system, the manufacture, sale and distribution of gaming devices for use or play in Nevada or for distribution outside of Nevada, and the manufacture, sale and distribution of associated equipment for use or play in Nevada is subject to The Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act") and various local ordinances and regulations. Such activities are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board"), and various local, city and county regulatory agencies.

         The laws, regulations and supervisory procedures of the Nevada gaming authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming, or manufacturing or distribution of gaming devices at any time or in any capacity; (ii) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and equipment; (iii) the establishment and maintenance of responsible accounting practices and procedures; (iv) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada gaming authorities;
(v) the prevention of cheating and fraudulent practices; and (vi) providing a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have a material adverse effect on our operations in Nevada.

         Within the United States, sports wagering is currently legal only in Nevada. Pursuant to the Professional and Amateur Sports Protection Act, 28 U.S.C. Section 3701, et. seq. (hereinafter referred to as the "Sports Act"), which was effective January 1, 1993, the proliferation of legalized sports books was significantly curtailed. Although the Sports Act generally prohibits sports wagering in every jurisdiction in the United States, including those jurisdictions subject to the Indian Gaming Regulatory Act (25 U.S.C. Section 2701 et. seq.), the Sports Act currently permits such wagering in those jurisdictions that authorized sports wagering prior to the effective date of the Act. 28 U.S.C. Section 3704. Thus, sports books and wagering are permitted to continue to operate in Nevada. Moreover, the Interstate Wire Act, 18 U.S.C.
Section 1084, also prohibits those in the business of betting and wagering from utilizing a wire communication facility for the transmission in interstate or foreign commerce of any bets, wagers or information assisting in the placing of such bets and wagers on any sporting event or contest unless such betting or wagering activity is specifically authorized in each jurisdiction involved.

         Our SportXction(TM) system qualifies as "associated equipment" as that term is defined in the Nevada Act. Associated equipment is generally defined in the Nevada Act as any equipment or mechanical, electromechanical or electronic contrivance, component or machine used remotely or directly in connection with gaming, any game, race book or sports pool that would not otherwise be classified as a gaming device. A "gaming device" is generally defined as any equipment or mechanical electromechanical or electronic contrivance, component or machine used remotely or directly in connection with gaming, any game, race book or sports pool which affects the result of wagering by determining win or loss. All associated equipment that is manufactured, sold or distributed for use or play in Nevada must first be administratively approved by the Chairman of the Nevada Board. The administrative approval process for associated equipment includes an evaluation by the Nevada Board's audit division and, in some cases, by the Board's electronic services laboratory, followed by a field trial.

         Manufacturers and distributors of associated equipment are not subject to the mandatory licensing requirements of the Nevada Act imposed upon manufacturers and distributors of gaming devices, but may be required by the Nevada Commission, upon the recommendation of the Nevada Board, to file an application for a finding of suitability to be a manufacturer and distributor of associated equipment. It is unknown whether the Nevada Board and Nevada Commission will require us to file an application for a finding of suitability in addition to any present or future licenses that we may hold.

         In order for us to be compensated for use of the SportXction(TM) system in Nevada on the basis of a percentage of the revenue received by a licensed gaming establishment or on a transaction fee basis, we were required to obtain an OILS License and to be registered by the Nevada Commission as a publicly-traded corporation (a "Registered Corporation"). In addition, because we qualify as a Registered Corporation as a result of the consummation of our initial public offering, we were required to receive an exemption from provisions of the Nevada Act that render a Registered Corporation ineligible to hold a gaming license. On April 23, 1998, the Nevada Commission granted us an OILS License and registered it as a Registered Corporation. The Nevada Commission further granted us an exemption from the requirements of Regulation 16.100(1), which would have otherwise prohibited us, as a Registered Corporation, from holding a Nevada OILS License. Our OILS License was renewed, without time limitation, on November 18, 1999, and has a number of conditions, all of which were agreed to by us, relating to our operations and to the system's method of operation and accounting. As a Registered Corporation and a gaming licensee ("Gaming Licensee") the following regulatory requirements apply to us:

         As a Registered Corporation and Gaming Licensee, we are required to maintain a regulatory compliance committee and periodically to submit detailed financial and operating reports to the Nevada Commission and to furnish any other information which the Nevada Commission may require. Substantially all material loans, leases, sales of securities and similar financing transactions are required to be reported to or approved by the Nevada Commission.

         The Nevada gaming authorities may investigate any individual who has a material relationship to, or material involvement with, a Registered Corporation and Gaming Licensee in order to determine whether such individual is suitable or should be licensed as a business associate of a Gaming Licensee. Our officers, directors and certain of our key employees were required to file applications with the Nevada gaming authorities and may also be required to be licensed or found suitable by the Nevada gaming authorities. Our officers, directors and key employees who are actively and directly involved in gaming activities in respect of the operation of the SportXction(TM) system may be required to be licensed or found suitable by the Nevada gaming authorities. The Nevada gaming authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Determination of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada. Changes in licensed positions must be reported to the Nevada gaming authorities and, in addition to their authority to deny an application for a finding of suitability of licensure, the Nevada gaming authorities have jurisdiction to disapprove a change in corporate position. The Nevada gaming authorities may deny an application for any cause that they deem reasonable. All of our current executive officers and directors, except for its outside directors, have been licensed.

         If the Nevada gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with such person. In addition, the Nevada Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determination of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

         If it were determined that the Nevada Act was violated by us, the registration and OILS Licenses we hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Furthermore, the Nevada Commission could revoke the approval of the system and could order the termination of existing contracts for the system. Limitation, conditioning or suspension of the registration and OILS Licenses held by us could adversely affect our gaming operations in Nevada and inhibit or prohibit our attempt to license its SportXction(TM) system in Nevada on a revenue-sharing basis.

         Any beneficial holder of our voting securities, regardless of the number or shares owned, may be required to file an application, be investigated, and have his suitability determined as a beneficial holder of our voting securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada gaming authorities in conducting any such investigation.

         The Nevada Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Nevada Board Chairman mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts of informational purposes and not to cause a change in its management policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

         Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Nevada Board Chairman, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. Such a company would be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with us, it (i) pays that person any dividend or interest upon our voting securities, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

         The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if the Nevada Commission has reason to believe that its acquisition of such debt security would otherwise be inconsistent with the declared policy of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever, (ii) recognizes any voting right by such unsuitable person in connection with such securities, (iii) pays the unsuitable person remuneration in any form, or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

         We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada gaming authorities. A failure to make such disclosure may be ground for finding the record holder unsuitable. We may also be required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. To date, the Commission has not imposed such a requirement on us.

         A Registered Corporation may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

         Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

         The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan or recapitalization proposed by the Registered Corporation's board of directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

         License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which gaming operations are to be conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either (i) a percentage of the gross revenues received; or (ii) the number of gaming devices operated. Under 1999 Nevada legislation, operators of inter-casino linked systems are required to share a proportionate percentage of such taxes. Annual fees are also payable to the State of Nevada for renewal of licenses as a manufacturer and distributor.

         Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A Licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contracts with, or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

         We may also be required to make annual filings with the Attorney General of the United States in connection with the operation of the SportXction(TM) system.

         In the past, legislation has been introduced in the United States Congress to prohibit certain forms of betting or wagering or engaging in the business of gambling over the internet and to prohibit betting or wagering or engaging in the business of gambling over "interactive computer services." Although the SportXction(TM) system does not appear to fit within the definition of an "interactive computer service," a contrary interpretation may be adopted by the courts in the future. Therefore if enacted, this bill may prohibit the operation of the SportXction(TM) system in the United States for wagering in all or certain forms. To date, this bill has not been passed and it is not currently pending. We do not know, however, whether similar legislation will be introduced in the future.

         It is possible that we may be regulated or required to be licensed in various foreign countries or that our SportXction(TM) system software may be required to be approved for use in such foreign countries prior to its use or operation by GIG. Although we are not currently aware of any such requirements, we have only done a limited inquiry with respect thereto. If we are required to be licensed or its SportXction(TM) system software is required to be approved in any foreign countries, there is no assurance that such licensing or approval could be obtained, although we are not aware of any reason why it could not be so licensed or its SportXction(TM) system software would not be approved.

Competition

         We are not aware of any form of wagering that is currently being conducted that is similar to the play-by-play wagering intended to be offered by GIG with our proprietary technology. No assurance can be given that such a system does not exist or is not under development. Sports wagering both within the United States and in foreign countries, however, competes with other forms of gambling available to the general public, including, but not limited to, casino games (such as traditional slot machines, video slot, poker and blackjack machines, roulette, card games, keno and craps), bingo, state-sponsored lotteries, on-and-off track betting on horses and dogs, jai alai, off-shore cruise ships, riverboats, Native American gaming operations and wagering via the internet.

         There are currently a large number of operators of wagering sites available on the internet that accept traditional wagers on sporting events. They all operate from locations outside of the United States, as this type of wagering is illegal in the United States. Well-financed, long established bookmaking firms operate some of these internet sites. Many, if not most of these, will have substantially more experience than GIG in the wagering business. While, to the best of our knowledge, none of these sites offer products which compete with the SportXction(TM) system, and we have broad patent protection for its product in most countries in which it is anticipated that GIG will operate, it cannot be assured that such competition might not arise, or that our patents will provide sufficient protection against such competition. To the extent that such competition arose, the market for the SportXction(TM) system might be diluted.

Personnel

         We currently have nine full-time employees, consisting of the Chairman of the Board, President, Vice President-Software Development, four software engineers and programmers, an accountant, and one support services employee. We consider our relations with our employees to be good.

         We also utilizes outside consultants on specific assignments or projects. The Company may seek to hire additional programmers, technicians and administrative personnel.

Research and Development

         During the fiscal years ended September 30, 2001 and 2000, we spent approximately $995,000 and $1,020,000, respectively, on research and development activities. These expenses included primarily, programmers' salaries and benefits, consultants' fees, patent fees, and the depreciation expense associated with computer equipment used in the development of the system. During the fiscal years ended September 30, 2001 and 2000, substantially all of our research and development expense reflect direct costs of revenue associated with the GIG agreements. We intend to continue to expend significant sums on such activities.

         During the fiscal year ended September 30, 2001 we capitalized $121,000 of expenses related to enhancements of its SportXction(TM) system that were not required under the GIG agreements. These expenses will be amortized over the remaining life of the agreements after the enhancements are put into commercial use.

                     Directors, Executives and Key Personnel

         Our directors, officers and key personnel are as follows:

         Name                       Age   Position with the Company

         Barry Mindes               70    Chairman of the Board and Secretary

         Bernard Albanese           54    President, Treasurer (Chief Financial
                                          Officer) and Director
         Andrew Harbison            43    Vice President, Software Development

         Fredric Kupersmith (1)     68    Director

         Janet Mandelker (1)(2)     34    Director

         Harold Rapaport (1)(2)     79    Director


----------
(1)      Member of the Audit Committee

(2)      Member of the Stock Option Committee

         Barry Mindes is our founder and has served as our Chairman of the Board since inception. Since December 1998, he has also served as our Secretary. From inception through August 1996, he also served as our Chief Executive Officer, President and Secretary, and from inception to July 1995, he also served as our Treasurer. Mr. Mindes founded Systems Enterprises Inc., our predecessor, in December 1992, and from its inception until its merger with Interactive Systems Worldwide in May 1995, served as its only officer, director and stockholder.

         Bernard Albanese has served as our President since September 1996, as Treasurer since July 1995, as Vice President-Systems from July 1995 until August 1996, and as a director since October 1996. From 1993 to 1995, Mr. Albanese was Vice President--Operations of Advanced Data Systems Inc., a provider of medical-related computer systems, in which position he was responsible for all installation, training and telephone support for an installed base of over 1,000 customers.

         Andrew Harbison has served as our Vice President-Software Development since October 1996. From June 1995 to October 1996, Mr. Harbison served as Manager of Software Development. From 1993 to 1995, Mr. Harbison served as Vice President of Programming of Infomed Holdings, Inc., in which position he was in charge of the programming and data conversion department consisting of 25 individuals involved in developing computer systems for medical billing, clinical records and managed care systems.

         Fredric Kupersmith has served as a director of Interactive Systems Worldwide since October 1996. Since 1977, Mr. Kupersmith has been President of Polsim Consultants Inc., a private company that provides consulting services in communications, computer and television systems. From 1971 to 1992, Mr. Kupersmith held various executive positions at New York City Off-Track Betting Corporation, including Vice President of Computers and Communications Systems.

         Janet Mandelker has served as a director of Interactive Systems Worldwide since July 1995. Since March 1999, she has been pursuing graduate studies. From June 1998 until March 1999, she was an independent consultant. From December 1997 until June 1998, Ms. Mandelker served as a financial analyst with DePuy ACE Medical Company. From October 1996 through November 1997, she was an independent consultant. From 1992 until October 1996, Ms. Mandelker served as Assistant Managing Director of KuwAm Corporation, a private investment firm.

         Harold Rapaport has served as a director of Interactive Systems Worldwide since July 1995. Mr. Rapaport is an electronics, communications and computer executive with over 40 years experience in management, technology and marketing. He is President of Rapaport Associates, management consultants to high technology businesses. From 1982 until 1995, he was Chairman of Control Transaction Corporation, a manufacturer of computer-based point of sale systems. Mr. Rapaport served as Chairman of the Board of RE Harrington Inc. from 1987 to 1996, when it was acquired by Health Plan Services Inc.

         All directors hold their office until our next annual meeting of stockholders and until their respective successors are elected and qualified. There are no family relationships between any of the directors or executive officers of Interactive Systems Worldwide except that Barry Mindes is the father of Janet Mandelker.

Information Concerning the Board of Directors and Committees

         Our business and affairs are managed by our board, which met five times and acted by unanimous written consent numerous times during the fiscal year ended September 30, 2001. During such fiscal year, all current directors attended at least 75% of the meetings of the board and each of the committees on which they served. The board maintains two standing committees: the audit committee and the stock option committee.

         The audit committee, consisting of Fredric Kupersmith, Janet Mandelker and Harold Rapaport, has authority to recommend annually to the board the engagement of our independent public accountants and to review the independence of the accounting firm, the audit and non-audit fees of the independent accountants and the adequacy of our internal control procedures. In June 2000, the board adopted a written charter for the audit committee. A majority of the members of the audit committee are independent as defined by the rules of the National Association of Securities Dealers.

         The stock option committee, consisting of Janet Mandelker and Harold Rapaport, has authority to administer our 1995 and 1996 Stock Option Plans, and in this capacity determines the persons to whom options should be granted under such Plans and the number of options to be granted to such persons.

         We do not have a nominating or a compensation committee.

Director Compensation

         Prior to October 1, 1998, we did not compensate our outside directors for their services as members of the board or committees of the board, although they were reimbursed for their out-of-pocket expenses incurred in attending board and committee meetings. Effective as of October 1, 1998, we paid each outside director $1,000 for each board meeting attended, up to a maximum of $4,000 per fiscal year. Effective as of October 1, 2000, we pay each outside director $12,000 per year, payable quarterly. During the fiscal year ended September 30, 2001, we granted each of our outside directors options to purchase 24,000 shares of our common stock at an exercise price of $0.77 per share, the fair market value on the date of the grant of such options. In prior fiscal years, we also periodically granted to outside directors options to purchase our common stock. Each of such outside directors have been granted options in prior fiscal years, all of which have been described in proxy statements previously furnished to our stockholders (see "Security Ownership").

                               SECURITY OWNERSHIP


         The following table sets forth, as of January 15, 2002, certain information regarding the beneficial ownership of our outstanding common stock by (i) each person known by us to beneficially own more than five percent of our outstanding common stock, (ii) each of our current directors and executive officers and (iii) all of our directors and executive officers as a group. As of January 15, 2002, there were outstanding 8,899,045 shares of our common stock. No shares of our preferred stock, par value $.001 per share, were outstanding.

Name and Address of Beneficial Owner (1)                   Amount and Nature of
                                                           Beneficial Ownership (2)      Percent of Class (3)
Barry Mindes (4)                                                 3,023,772                           34.0

Mindes Family Limited Partnership                                1,511,523                           17.0

Bernard Albanese (5)                                               472,419                            5.1

The Marie Albanese Trust, Marie Albanese
and Christine Albanese, trustees (6)                               302,304                            3.4

Fredric Kupersmith (7)                                              86,696                              *

Janet Mandelker (8)                                                 82,661                              *

Harold Rapaport (9)                                                105,322                            1.2

Barry Rubenstein (10)                                              593,000                            6.7

Andrew Harbison (11)                                               201,990                            2.2

All directors and executive officers as a
group (6 persons) (12)                                           3,972,860                           41.3

----------
* Less than 1%

(1) The address of each beneficial owner identified is c/o Interactive Systems Worldwide Inc., 2 Andrews Road, West Paterson, NJ 07424, except as indicated in Note 10.

(2) Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them (see Note 10). A person is deemed to be the beneficial owner of common stock that can be acquired by such person within 60 days of the date hereof upon the exercise of options, warrants or convertible securities.

(3) Each beneficial owner's percentage ownership is determined by assuming that (i) options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date hereof have been exercised or converted and are outstanding and (ii) 8,899,045 shares of common stock are outstanding, before any consideration is given to options, warrants or convertible securities.

(4) Includes 1,511,523 shares held by Mindes Family Limited Partnership, the general partner of which is an entity wholly-owned by Mr. Mindes. Mr. Mindes disclaims beneficial ownership of the shares owned by Mindes Family Limited Partnership to the extent such shares of common stock exceed his proportionate interest therein. Does not include shares of common stock beneficially owned by Mr. Mindes' daughter, Janet Mandelker, as to which Mr. Mindes disclaims beneficial ownership.

(5) Includes 321,267 shares underlying options held by Mr. Albanese which are exercisable within 60 days of the date hereof.

(6) Marie Albanese and Christine Albanese are the wife and daughter, respectively, of Mr. Albanese. Mr. Albanese disclaims beneficial interest in the shares of common stock held in such Trust.

(7) Includes 67,500 shares underlying options held by Mr. Kupersmith which are exercisable within 60 days of the date hereof.

(8) Represents 82,661 shares underlying options held by Ms. Mandelker which are exercisable within 60 days of the date hereof. Does not include any shares held by Mindes Family Limited Partnership. Ms. Mandelker disclaims beneficial interest in shares held by Mindes Family Limited Partnership to the extent such shares exceed her proportionate interest therein.

(9) Includes (i) 76,604 shares underlying options held by Mr. Rapaport which are exercisable within 60 days of the date hereof and (ii) 21,161 shares owned by Rapaport Family Limited Partnership, of which Mr. Rapaport is the General Partner. Mr. Rapaport disclaims beneficial interest in shares held by Rapaport Family Limited Partnership to the extent such shares exceed his proportionate interest therein.

(10) Includes 193,000 shares owned by Woodland Partners, 40,000 shares owned by Brookwood Partners, L.P., 120,000 shares owned by Seneca Ventures and 240,000 shares owned by Woodland Venture Fund. The address for Barry Rubenstein and the investment partnerships of which he or entities controlled by him is general partner is 68 Wheatley Road, Brookville, NY 11545. Woodland Partners is a general partnership, the general partners of which are Barry Rubenstein and Marilyn Rubenstein, his wife. Each general partner shares voting power and dispositive power over the shares owned by Woodland Partners. Brookwood Partners, L.P. is a limited partnership, the general partners of which are Barry Rubenstein and Marilyn Rubenstein, each of whom share voting and dispositive power over the shares owned by Brookwood Partners. L.P. Seneca Ventures and Woodland Venture Fund are each limited partnerships, the general partners of which are Barry Rubenstein and Woodland Services Corp. Barry Rubenstein is the sole stockholder of Woodland Services Corp. Barry Rubenstein and Woodland Services Corp. share voting and dispositive power over the shares owned by Seneca Ventures and Woodland Venture Fund.

(11) Includes 165,714 shares underlying options held by Mr. Harbison which are exercisable within 60 days of the date hereof.

(12) Includes (i) 1,511,523 shares held by Mindes Family Limited Partnership (see Note 4 above), (ii) 21,161 shares held by Rapaport Family Limited Partnership (see Note 9 above) and (iii) an aggregate of 713,746 shares underlying options held by all directors and executive officers as a group which are exercisable within 60 days of the date hereof. Does not include 302,304 shares held by The Marie Albanese Trust (see Note 6 above).

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On January 12, 2000, Barry Rubenstein, investment partnerships in which Mr. Rubenstein or entities controlled by him is general partner and certain other accredited investors purchased 800,000 shares of our common stock, at a price of $1.25 per share (which was $0.50 less than the last sales price on the date that this transaction was negotiated) for a total of $1,000,000. This sale was done through a private transaction that was not registered under the Securities Act of 1933, as amended ("Act"). We also agreed to promptly file a registration statement with the Securities and Exchange Commission in order to register these shares under the Act. A Registration Statement on Form S-3 covering these shares, and other shares of common stock, was filed with the SEC and declared effective on May 5, 2000. We believe that it was in our best interest and the best interest of our stockholders to enter into this transaction because the proceeds of this transaction added to our existing resources (a) provided us with the funds necessary to continue our business and our research and development activities while we pursued negotiation of domestic and international licensing opportunities; and (b) helped us in our attempt to meet the net tangible asset requirement for continued listing of our common stock on The Nasdaq Small Cap Market.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

         The following summary compensation table sets forth the aggregate compensation paid or accrued by Interactive Systems Worldwide for the fiscal years ended September 30, 2000, 1999 and 1998 to Barry Mindes, our Chairman of the Board and principal executive officer, and to each of the most highly compensated executive officers and key personnel, whose annual base salary and bonus compensation exceeded $100,000.

                           Summary Compensation Table

                                                    Annual
                                               Compensation (1)                   Long Term Compensation
                                               ----------------                   ----------------------
                                                                                Awards                Payouts
                                                                                ------                -------
                                                                              Securities
Name and Principal Position                                                   Underlying             All Other
                                                    Salary       Bonus         Options              Compensation
                                        Year          ($)         ($)            (#)                    ($)

Barry Mindes                            2001        273,077       -0-            -0-                    -0-
Chairman of the Board                   2000        212,115       -0-            -0-                    -0-
                                        1999        166,250       -0-            -0-                    -0-

Bernard Albanese
President and Treasurer
                                        2001        223,068       -0-            -0-                    -0-
                                        2000        179,615       -0-         60,000(2)                 -0-
                                        1999        152,500       -0-         45,000(2)                 -0-

Andrew Harbison
Vice President-Software Development
                                        2001        134,615       -0-           -0-                     -0-
                                        2000        122,923      11,500       24,000(3)                 -0-
                                        1999        112,423      10,000       30,000(3)                 -0-


----------
(1) Excludes personal benefits which did not exceed the lesser $50,000 or 10%, on annual basis, of such person's salary and bonus. (See "Employment Agreements" for a description of the employment agreements between us and each of Messrs. Mindes and Albanese, including the benefits payable thereunder.)

(2) On October 12, 1999, Mr. Albanese was granted options to purchase 60,000 shares of our common stock at an exercise price of $0.69 per share. On December 21, 1998, Mr. Albanese was granted options to purchase 45,000 shares of our common stock at an exercise price of $1.41 per share.

(3) On October 12, 1999, Mr. Harbison was granted options to purchase 24,000 shares of our common stock at an exercise price of $0.69 per share. On December 21, 1998, Mr. Harbison was granted options to purchase 30,000 shares of our common stock at an exercise price of $1.41 per share.

Stock Option Tables

                        Option Grants in Last Fiscal Year

         During the fiscal year ended September 30, 2001, we did not grant any options to purchase shares of our common stock to Messrs. Mindes, Albanese or Harbison. During such fiscal year, we granted to employees, outside directors and consultants options to purchase a total of 124,000 shares of our common stock at exercise prices ranging from $0.77 to $2.75 per share (see "Director Compensation").

                 Aggregate Option Exercises in Last Fiscal Year
                       and Fiscal Year-End Option Values

         The following table sets forth, as of September 30, 2001, information concerning outstanding options to purchase common stock held by the executives named below.


                                                             Number of Securities             Value of Unexercised
                                                            Underlying Unexercised           "In-the Money" Options
                                                         Options at September 30, 2001       at September 30, 2001(1)
                                                         -----------------------------       ------------------------
                             Shares
                            Acquired
                               on          Value
                            Exercise     Realized (2)    Exercisable     Unexercisable     Exercisable     Unexercisable
------------------------------------------------------------------------------------------------------------------------
Barry Mindes
Chairman of the Board          -0-           -0-             -0-              -0-              -0-              -0-

Bernard Albanese
President and Treasurer        -0-           -0-           291,267           60,000          $981,660         $196,913

Andrew Harbison
Vice President-Software
Development                    -0-           -0-           149,714           28,000          $599,463         $62,325

----------
(1) Options are "in-the-money" at the fiscal year-end if the fair market value of the common stock on such date exceeds the exercise price of the option. The last sales price of the securities underlying the options on September 28, 2001, was $4.15 per share.

(2) Value realized is the closing market price of the common stock on the date of exercise less the option price, multiplied by the number of shares acquired, or that could be acquired, on exercise.

Employment Agreements

         We entered into an employment agreement with Barry Mindes which was dated as of March 17, 2000, for the period from March 17, 2000 through December 31, 2002. Under the employment agreement:

         i) Mr. Mindes receives a base salary of not less than $250,000 per annum;\

         ii) such salary increases, bonuses or other incentive compensation as may be approved by the Board;

         iii) such health and life insurance and other fringe benefits as may be provided to our other executives;

         iv) six weeks of vacation each year; and

         v) severance equal to one year's base salary and continuation of fringe benefits at the end of the term of the agreement.

         In the event that, during the term of Mr. Mindes' employment agreement
(a) we request that he relocate and, as a consequence, he voluntarily terminates his employment, or (b) we terminate his employment other than for "cause" (as defined in the employment agreement), or his employment terminates as a result of his death or disability, he or his representative is entitled to continued payment of his base salary and benefits for a period of one year. In addition, in the event of a "change of control" (as defined in the employment agreement) during the term, followed by termination of his employment either (i) by us, other than as a result of death or disability or for cause, or (ii) by him for "good reason" (as defined in the employment agreement), he is entitled to continued payment of base salary and benefits until the end of the term, but not for less than one year. In addition, Mr. Mindes is entitled to payment of such severance if, after a change of control, he elects voluntarily to terminate his employment with us. Mr. Mindes is also entitled, at our expense, to the use of a leased automobile, including all operating, maintenance and insurance expenses. In addition, in lieu of participating in the health insurance program provided by us, Mr. Mindes may elect to participate in other health insurance (including Medicare), in which case we shall pay or reimburse him for (i) any deductible or co-payments required to be paid by him, (ii) any medical or hospitalization costs not reimbursed to him by such other health insurance (and/or Medicare) and
(iii) the premiums for his existing life insurance policies in the amount of $200,000, provided that the aggregate payment or reimbursement per annum to which he shall be entitled for all of the foregoing during the term of the agreement shall not exceed $13,400. Mr. Mindes' current base salary is $300,000 per annum.

         We entered into an employment agreement with Bernard Albanese which was dated as of March 17, 2000, for the period from March 17, 2000 through June 30, 2003. Under the employment agreement:

         i) Mr. Albanese receives a base salary of not less than $200,000 per annum;

         ii) such salary increases, bonuses or other incentive compensation as may be approved by the Board;

         iii) such health and life insurance and other fringe benefits as may be provided to our other executives;

         iv) four weeks of vacation each year; and

         v) severance equal to one year's base salary in the event (a) we request that he relocate and, as a consequence, he voluntarily terminates his employment, or (b) we terminate his employment other than for "cause" (as defined in the employment agreement) or if his employment terminates as a result of his death or disability during the term or after the term but while he continues to be employed by us, or (c) upon expiration of the term of the employment agreement without the employment agreement being renewed or replaced.

         Also, under the agreement with Mr. Albanese, in the event of a "change of control" (as defined in the employment agreement), followed by termination of his employment either (i) by us, other than as a result of death or disability or for cause, or (ii) by him for "good reason" (as defined in the employment agreement), he is entitled to (a) if termination occurs during the term, continued payment of base salary and benefits until the end of the term but not for less than one year, or (b) if termination occurs after the term, but while he is still employed by us, payment of one year's base salary and benefits. Mr. Albanese is also entitled, at our expense, to the use of a leased automobile, including all operating, maintenance and insurance expenses. The employment agreement also provides that if his employment terminates for any reason whatsoever, including his death or disability, other than by us for cause or by him voluntarily (other than as permitted by the employment agreement), all stock options theretofore granted to him which have not become exercisable shall vest and become exercisable and remain exercisable in accordance with our 1995 and 1996 Stock Option Plans and related stock option agreements. The employment agreement also provides that if Mr. Albanese has been employed by us for a total of 10 years, he will have the right, in his discretion, to voluntarily retire and upon such retirement he is entitled to receive continuation of his base salary and benefits for a period of one year. Mr. Albanese's current base salary is $250,000 per annum.

         Each of Messrs. Mindes and Albanese have entered into agreements restricting competitive activities for 12 months following termination of their employment and prohibiting disclosure of confidential information received during their employment with us.

                          DESCRIPTION OF CAPITAL STOCK

         The following description of our securities and various provisions of our articles of incorporation and our bylaws are summaries. Statements contained in this prospectus relating to such provisions are not necessarily complete, and reference is made to the articles of incorporation, as amended, and bylaws, as amended, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus constitutes a part, and provisions of applicable law.

         As of January 15, 2002 our authorized capital stock consisted of (a) 20,000,000 shares of common stock, par value $0.001 per share, of which 9,141,045 shares were issued and outstanding and of which 242,000 are held by us as treasury stock, having been repurchased in the open market by authorization of the Board, and (b) 2,000,000 shares of preferred stock, of which no shares are outstanding.

Common Stock

         The holders of outstanding shares of common stock are entitled to share ratably in dividends declared out of assets legally available for dividends at such time and in such amounts as the board of directors may from time lawfully determine. Each holder of common stock is entitled to one vote for each share held. Cumulative voting in elections of directors and all other matters brought before stockholders meetings, whether they be annual or special, is not provided for under our articles of incorporation or bylaws. Our common stock is not entitled to conversation or preemptive rights and is not subject to redemption or assessment. Upon our liquidation, dissolution or winding up, any assets legally available for distribution to stockholders as such are to be distributed ratably among the holders of the common stock outstanding at that time. The common stock presently outstanding is and any of our common stock issuable upon the exercise of any outstanding warrants will be fully paid and nonassessable.

Preferred Stock

         Our articles of incorporation give us the authority to issue the preferred stock from time to time in such series, in such amounts and subject to such rights and preferences as the board of directors shall determine prior to issuance, without further action or approval by the stockholders. These rights and preferences can be superior to those of common stock and include but are not limited to dividend preferences, special voting rights, rights to convert into common stock, redemption rights and priority over common stock on distributions of assets in the event of liquidation or dissolution of Interactive Systems Worldwide.

         A series of preferred stock may also be used to create voting impediments or to frustrate persons seeking to effect a merger with us or to otherwise gain control of us. If used for such an anti-takeover purpose, such series of preferred stock could be privately placed with persons affiliated with us with an agreement or understanding as to the manner in which the share of such series of preferred stock would be voted. We do not contemplate the declaration of an anti-takeover series of preferred stock.

         The issuance of series of preferred stock from time to time would likely affect the holders of common stock by taking priority as to distributions dividends or of assets upon the liquidation or dissolution of Interactive Systems Worldwide remaining after the payment of creditors. In addition, special voting rights and rights to convert preferred stock into common stock would reduce the voting power of holders of the common stock.

Warrants

         The warrants were issued pursuant to an agreement, dated as of December 11, 1998, between us and American Stock Transfer & Trust Company, as warrant agent. The warrants initially traded as a unit together with our common stock but have traded separately since April 4, 1997.

         The warrants have an exercise price of $7.20 and each warrant is exercisable for one share of our common stock, subject to certain adjustments. The warrants may be exercised in whole or in part. The warrants will automatically expire at 5 PM New York City time on February 25, 2002 if not previously exercised.

GIG Warrants

         In connection with the execution of the license agreements with GIG, we issued to GIG a warrant to purchase 426,087 shares of our common stock at an exercise price of $4.38 per share. This warrant became exercisable on September 18, 2001 (18 months after issuance) and expires on March 16, 2005. This warrant is non-transferable other than to affiliates of GIG.

Delaware Anti-Takeover Law

         We are subject to Section 203 of the Delaware General Corporation Law.
Section 203, subject to certain exceptions and limitations, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless one of the following conditions are met:

         i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding under the DGCL, those shares owned (x) by persons who are directors and also officers, and (y) by employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer, are excluded from the calculation); or

         iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         For purposes of Section 203, "a business combination" includes:

         i) any merger or consolidation involving the corporation and the interested stockholder;

         ii) any sale, transfer pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

         iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

         iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

         v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Certain Tax Considerations

         The following discussion sets forth what we believe are the material tax consequences of our common stock or warrants. However, we have not requested a ruling from the Internal Revenue Service or a tax opinion from our counsel. Prospective purchasers of our common stock should consult their own tax advisors with respect to the consequences to them of the purchase and holding of such securities, and the applicability and effect of federal, state and other tax laws and regulations.

         The sale of a share of common stock will result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and his adjusted basis therein.

         The sale of a share of common stock will result in a capital gain or loss, provided the common stock is a capital asset in the hands of the holder. Such capital gain or loss will be long term capital gain or loss if the common stock being sold has been held for more than one year by the holder at the time of such sale or exchange.

         Under Section 305 of the Internal Revenue Code of 1986, as amended (the "Code"), certain actual or constructive distributions of stock to a stockholder with respect to the stock or warrants held by a stockholder may be taxable to such stockholder.

         No gain or loss will be recognized by a holder of a warrant on his purchase of common stock for cash upon the exercise of the warrant. The adjusted basis of the common stock so acquired would be equal to the adjusted basis of the warrant plus the exercise price. The holding period of the common stock acquired upon the exercise of a warrant will begin on the day after the date of exercise.

         If a warrant is not exercised and is allowed to expire, the warrant is deemed to have been sold or exchanged on the expiration date. Any loss to the holder of a warrant will be a capital loss if the warrant was held as a capital asset and if the common stock underlying the warrant would have been a capital asset in the warrant holder's hands had such warrant been exercised. The capital loss will be a long-term capital loss if the warrant has been held for more than one year and a short-term capital loss if the warrant has been held for one year or less.

         No gain or loss will be recognized by us upon the acquisition, exercise or expiration of any warrants.

                                  LEGAL MATTERS

         The legality of the common stock offered hereby is being passed upon for us by Friedman Kaplan Seiler & Adelman LLP, our counsel.

                                     EXPERTS

         The financial statements of Interactive Systems Worldwide Inc. at September 30, 2001 and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of Interactive Systems Worldwide Inc. (formerly International Sports Wagering Inc.) as of and for the year ended September 30, 2000, have been included herein and in the registration statement of which this prospectus forms a part in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR OF SUCH PROSPECTUS SUPPLEMENT.

                  CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On April 9, 2001, our board decided to change our independent public accountants. The decision was recommended by our audit committee and was based upon cost considerations resulting from increases in fees proposed by KPMG LLP, our prior independent public accounting firm. KPMG LLP was notified of our decision on April 9, 2001. KPMG LLP had been the our independent public accountant since 1996. The audit reports of KPMG LLP on our financial statements as of and for the fiscal years ended September 30, 2000 and 1999, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

         In connection with the audits of the two fiscal years ended September 30, 2000, and subsequent interim period through April 9, 2001, we had no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make a reference in connection with their opinion to the subject matter of the disagreement.

         On April 9, 2001, the our board, based upon the recommendation of the audit committee, engaged the firm of Richard A. Eisner & Company, LLP as our independent public accountants for the fiscal year ended September 30, 2001. Neither we nor any person on our behalf, during the two fiscal years ended September 30, 2000 and the subsequent interim periods prior to the engagement of Richard A. Eisner & Company, LLP, consulted with Richard A. Eisner & Company, LLP with regard to the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on the our financial statements, and no advice, written or oral, was provided that was an important factor considered by us in reaching its decision as to the accounting, auditing or financial reporting issue.

                              FINANCIAL STATEMENTS

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.

                          Index to Financial Statements


                                                                          Page
                                                                          ----

     Independent Auditors' Reports                                         F-2

     Balance Sheets as of September 30, 2001 and 2000                      F-4

     Statements of Operations for the years ended
     September 30, 2001 and 2000                                           F-5

     Statements of Stockholders' Equity for the years ended
     September 30, 2001 and 2000                                           F-6

     Statements of Cash Flows for the years ended
     September 30, 2001 and 2000                                           F-7

     Notes to Financial Statements                                         F-8

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Interactive Systems Worldwide Inc.

     We have audited the accompanying balance sheet of Interactive Systems Worldwide Inc. (formerly International Sports Wagering Inc.) as of September 30, 2001, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Systems Worldwide Inc. as of September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ RICHARD A. EISNER & COMPANY, LLP

New York, New York
November 8, 2001

With respect to the last paragraph of Note 3
December 4, 2001

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Interactive Systems Worldwide Inc.:

     We have audited the accompanying balance sheet of Interactive Systems Worldwide Inc (formerly International Sports Wagering Inc.) as of September 30, 2000, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Systems Worldwide Inc. (formerly International Sports Wagering Inc.) as of September 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                                  /s/ KPMG LLP

New York, New York
November 17, 2000

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                                 Balance Sheets
                           September 30, 2001 and 2000

             (Amounts in thousands except share and per share data)

                          ASSETS


                                                             2001        2000
                                                           --------    --------
Current assets:
  Cash and cash equivalents                                $  4,116    $    141
  Accounts receivable                                           300           2
  Investments in marketable securities                          949       2,714
  Deferred income taxes                                       1,791          --
  Prepaid expenses and other current
   assets                                                        32          66
                                                           --------    --------

      Total current assets                                    7,188       2,923

Property and equipment, net                                      60          79
Accounts receivable - non current portion                       300
Capitalized software                                            121          --
Deferred income taxes                                           890          --
Other assets                                                     15          15
                                                           --------    --------

      Total assets                                         $  8,574    $  3,017
                                                           ========    ========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                         $     40    $     16
  Deferred revenues                                             625         375
  Accrued expenses                                              304          69
                                                           --------    --------

      Total current liabilities                                 969         460
                                                           --------    --------

Commitments (Note 7)

Stockholders' Equity:
  Preferred stock, par value $.001 per
   share; 2,000,000 shares authorized,
   none issued                                                   --          --
  Common stock, par value $.001 per
   share; 20,000,000 shares authorized;
   9,102,832 shares issued
    in 2001, and 9,030,992 shares
   issued and outstanding in 2000                                 9           9
  Additional paid-in capital                                 13,326      13,283
  Treasury stock, at cost
   242,000 shares in 2001                                      (441)         --
  Deferred expense, net                                      (1,291)     (1,394)
  Accumulated deficit                                        (3,998)     (9,341)
                                                           --------    --------

      Total stockholders' equity                              7,605       2,557
                                                           --------    --------
      Total liabilities and
        stockholders' equity                               $  8,574    $  3,017
                                                           ========    ========


    See accompanying notes to financial statements.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                            Statements of Operations
                     Years ended September 30, 2001 and 2000

             (Amounts in thousands except share and per share data)



                                                    Year ended      Year ended
                                                  September 30,    September 30,
                                                       2001             2000
                                                   -----------      -----------
Revenues, net                                      $     4,747      $     1,581
                                                   -----------      -----------
Costs and expenses:
 Cost of revenues, research
  and development expense                                  995            1,020
 General and administrative expense                      1,232            1,558
                                                   -----------      -----------
                                                         2,227            2,578
                                                   -----------      -----------

   Operating income (loss)                               2,520             (997)
                                                   -----------      -----------

Interest income                                            142              134
Gain on sale of assets                                      --               19
                                                   -----------      -----------
                                                           142              153
                                                   -----------      -----------

   Income (loss)
    before income tax benefit                            2,662             (844)

Income tax benefit                                       2,681               --
                                                   -----------      -----------

   Net income (loss)                               $     5,343      $      (844)
                                                   ===========      ===========

Net income (loss)
 per share - basic                                 $      0.60      $     (0.10)
                                                   ===========      ===========

Weighted average basic
 common shares outstanding                           8,909,132        8,613,863
                                                   ===========      ===========

Net income (loss)
 per share - diluted                               $      0.56      $     (0.10)
                                                   ===========      ===========

Weighted average diluted
 common shares outstanding                           9,458,353        8,613,863
                                                   ===========      ===========



         See accompanying notes to financial statements.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                       Statements of Stockholders' Equity
                     Years ended September 30, 2001 and 2000

                    (Amounts in thousands except share data)



                               Common Stock       Additional                  Deferred
                          ---------------------     Paid-In       Treasury     Expense,   Accumulated
                          Shares       Amount       Capital        Stock         net        Deficit      Total
                          ---------------------  -------------   ----------   -----------  --------    --------
Balance at
 September 30, 1999       7,852,993   $       8   $  10,288        $ --         $ --      $(8,497)     $ 1,799

Issuance of common
 stock through
 private placements       1,133,333           1       1,499          --           --           --        1,500

Issuance of common
 stock through
 exercise of options         44,666          --          46          --           --           --           46

Net loss                         --          --          --          --           --         (844)        (844)

Deferred expense
 associated with
 GIG warrants                    --          --       1,450          --       (1,450)          --           --

Amortization of
 warrant charges                 --          --          --          --           56           --           56
                          ---------   ---------   ---------   ---------    ---------    ---------    ---------
Balance at
 September 30, 2000       9,030,992           9      13,283          --       (1,394)      (9,341)       2,557

Purchase of 242,000
 shares of treasury
 stock                           --          --          --        (441)          --           --         (441)

Issuance of common
 stock through
 exercise of options         38,776          --          27          --           --           --           27

Net income                       --          --          --          --           --        5,343        5,343

Options issued
 to third party                  --          --          16          --           --           --           16

Amortization of GIG
 warrant charges                 --          --          --          --          103           --          103

Issuance of common
 stock through exercise
 of Bridge Warrants          33,064          --          --          --           --           --           --
                          ---------   ---------   ---------   ---------    ---------    ---------    ---------
Balance at
 September 30, 2001       9,102,832   $       9   $  13,326   $    (441)   $  (1,291)   $  (3,998)   $   7,605
                          =========   =========   =========   =========    =========    =========    =========



See accompanying notes to financial statements.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                            Statements of Cash Flows
                     Years ended September 30, 2001 and 2000

                             (Amounts in thousands)



                                                   Year ended         Year ended
                                                  September 30,      September 30,
                                                       2001               2000
                                                 --------------      -------------
Cash flows from operating activities:
 Net income (loss)                                $   5,343           $     (844)
 Adjustments to reconcile net income (loss)
  to net cash provided by
  (used in) operating activities:
  Depreciation and amortization                          49                  256
  Gain on sale of assets                                 --                  (19)
  Non-cash warrant and option charge                    119                   56
  Deferred income tax benefit                        (2,681)                  --
Changes in assets and liabilities:
  Accounts receivable                                  (598)                  10
  Prepaid expenses and other current assets              34                  (31)
  Other assets                                                               (10)
  Deposits payable                                       --                  (20)
  Accounts payable                                       24                  (83)
  Deferred revenue                                      250                  375
  Accrued expenses                                      235                  (54)
                                                    --------             --------
     Net cash provided by (used in}
      operating activities                            2,775                 (364)
                                                    --------             --------

Cash flows from investing activities:
 Purchase of investments                             (7,697)              (6,930)
 Proceeds from sales of investments                   9,462                5,652
 Purchase of property and equipment                     (30)                 (23)
 Capitalized software                                  (121)                  --
 Proceeds from sale of property and equipment            --                  138
                                                    --------             --------
    Net cash provided by (used in)
     investing activities                             1,614               (1,163)
                                                    --------             --------

Cash flows from financing activities:
 Net proceeds from issuance of common stock              27                1,546
 Purchase of treasury stock                            (441)                  --
                                                    --------            ---------
    Net cash (used in) provided by
     financing activities                              (414)               1,546
                                                   --------             ---------

 Net increase in cash
  and cash equivalents                                3,975                   19
 Cash and cash equivalents, beginning of year           141                  122
                                                    --------              -------
 Cash and cash equivalents, end of year           $   4,116              $   141
                                                    ========             ========


See accompanying notes to financial statements.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                          Notes to Financial Statements
                           September 30, 2001 and 2000

(1)       Description of Business

     Interactive Systems Worldwide Inc. (formerly known as International Sports Wagering Inc.) (the "Company") was incorporated in the State of Delaware on May 22, 1995 to develop and market an interactive, client/server based computer system for purposes of wagering on sporting events. The Company is the successor by merger to Systems Enterprises, Inc., an S-corporation incorporated in the State of New Jersey on December 17, 1992, 100% owned by the Company's founding shareholder, which had nominal operating activities during its existence.

         The Company received a gaming licence as an operator of an inter-casino linked system in April of 1998 from the Nevada Gaming Commission, which permitted the Company to operate its system, in conjunction with several gaming establishments, in the State of Nevada. The Company's system was operational in Nevada during the entire fiscal year ended September 30, 1999, and for the period October 1, 1999 through April 30, 2000. However, during this period, there were no significant operating revenues generated from the Nevada operations.

         In the early part of 2000, the fundamental character of the Company changed by two events: the signing of License Agreements on March 17, 2000 (the "Agreements") with Global Interactive Gaming LLC and Global Interactive Limited (collectively "GIG"), and the discontinuation of operations in Nevada. These events effectively transformed the Company from an operator of a Nevada gaming system into a world-wide licensor of interactive gaming software. Prior to this point the Company was considered a development stage company, since it had not commenced generating significant revenue from its planned primary business activities. Coincident with the signing of the Agreements, the Company ceased to be a development stage company.

         Pursuant to the Agreements, the Company granted GIG exclusive licenses to use the Company's interactive SportXction(TM) software, technology and patents on the Internet and interactive television, in all business activities in which such technology is legally usable, including contests and wagering on sporting events world-wide. Excluded from the licenses are the continued use of SportXction(TM) in Nevada for wagering, and the application of the Company's basic technology and patents to lotteries and financial transactions (stock, bond, option and currency trading for example).

         Under these Agreements, the Company will be paid 25% of the gross profit, less direct expenses (such as credit card fees, prizes and taxes), for the use of its technology for contests and other non-wagering transactions. For wagering, the Company will be paid the lesser of 25% of the gross profit or 1% of the gross handle, also less direct expenses. The Company will bear no share of the cost of equipment, facilities or other operating expenses of GIG. These percentage fees are subject to guaranteed minimum annual license fees, payable quarterly. The minimum in the first year was $3 million, increasing to $5 million in the second year, $6 million in the third year, and continuing to increase by 20% per year thereafter during the 14-year term, after which the licenses are fully paid. At all times the minimum license fee for the next four quarters is kept in a third party escrow account. As of September 30, 2001, the Company is being paid at the minimum rates because GIG had not commenced commercial use of the software. Through such date the Company has received $6,500,000 in connection with the Agreements, and $5,750,000 is being held in the escrow account.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000

(1) Description of Business (Continued)

         The terms of the Agreements require the Company to make certain modifications to the SportXction(TM) System to enhance its use on the Internet. On September 19, 2001, the Company received final acceptance of the first major deliverable, under the Agreements with GIG. With this formal acceptance, the Company earned a bonus of $600,000 for its early completion of this deliverable. The bonus, which is included in revenue in September 2001, is payable in two equal installments: the first half when the software is used for any commercial purpose (other than testing), but no later than February 1, 2002, and the second, nine months later. The remaining enhancements are scheduled for completion by December 31, 2002.

         Coincident with the signing of the Agreements, GIG was granted a warrant to purchase 426,087 shares of the Company's common stock, at an exercise price of $4.38 per share. The value of the warrant using a Black-Scholes option pricing model was $1,450,000. Such amount is being amortized on a straight-line basis over the term of the Agreements and as an offset against the revenue recorded from these Agreements. The fully vested warrant became exercisable in September 2001, is non-transferable other than to affiliates of GIG and remains exercisable for five years from the date of issuance, subject to the terms of the Warrant Agreement. The $1,450,000 has been accounted for as an increase in additional paid-in capital with a corresponding offset amount recorded as deferred expense within stockholders' equity. Amortization expense related to the warrant for the fiscal year ended September 30, 2001 and 2000 was $103,000 and $56,000, respectively, which has been netted against $4,250,000 and $1,625,000, respectively of revenue generated from the Agreements, during the fiscal year ended September 30, 2001 and 2000.


(2) Summary of Significant Accounting Policies

         Cash and Cash Equivalents:

         Cash and cash equivalents consist of funds held on deposit with banking institutions with original maturities of less than 90 days.

         Property and Equipment:

         Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of the respective assets, generally three to twenty five years, using the straight-line method. Expenditures for repairs and maintenance are charged to expense as incurred.

         Investments:

         Investments at September 30, 2001 and 2000 consist of debt securities issued by the Federal government and corporate entities that are scheduled to mature within twelve months of the balance sheet date. Investments at September 30, 2001, are scheduled to mature from November 2001 to February 2002. The Company accounts for these investments pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000

(2) Summary of Significant Accounting Policies (Continued)

                  Under SFAS 115, debt securities are classified as either held to maturity, trading or available-for-sale. Securities that an enterprise has the positive intent and ability to hold to maturity are classified as held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near future. All securities not classified as either held to maturity or trading are classified as available-for-sale. Held to maturity securities are reported at amortized cost, while trading and available-for-sale securities are recorded at fair value pursuant to SFAS 115. Any unrealized holding gains and losses on available-for-sale securities are recorded as a component of other comprehensive income within stockholders' equity. For trading securities, unrealized holding gains and losses are included in earnings. As of September 30, 2001 and 2000, respectively, all of the Company's debt securities are classified as available-for-sale and their fair value approximates cost.


         Software Development Costs:

         The Company accounts for software development costs in accordance with SFAS No. 86 "Computer Software To Be Sold, Leased, or Otherwise Marketed". Such costs are expensed prior to achievement of technological feasibility and thereafter are capitalized. Capitalized amounts are amortized commencing with the product's introduction on a straight-line basis over its estimated economic life. During the year ended September 30, 2001, the Company capitalized software development costs relating to the use of their SportXction product over enhanced TV and will amortize such costs upon product introduction over the remaining life of the Agreements with GIG.

         During 2001 and 2000, substantially all of the Company's research and development expense reflect direct costs related to required enhancements under the GIG Agreements. Cost of revenue also includes patent application and patent maintenance costs which are expensed as incurred.

         Revenue Recognition:

         The Company recognizes revenue under its Agreements with GIG based upon the computations stipulated in the Agreements, however not less than the guaranteed annual minimum amounts due under the Agreements. The Company recognizes revenue for each year's guaranteed minimum annual license fee on a straight-line basis over the respective contract year, which during 2000 approximated the ratio that total costs incurred to date for the required modifications have to the total estimated costs of modifications. The Company receives payments of the minimum amounts at predetermined dates as stipulated in the Agreements. Accordingly, collections received in advance of recognizing revenue are recorded as deferred revenue on the balance sheet.

      Use of Estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000

(2) Summary of Significant Accounting Policies (Continued)

     Fair Value of Financial Instruments:

     SFAS No.107, "Disclosures About Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties and requires disclosure of the fair value of certain financial instruments. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the balance sheets due to the short term maturity of these instruments.


     Income Taxes:

     Deferred income taxes reflect the net tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes are measured using the enacted tax rates and laws that are anticipated to be in effect when the differences are expected to reverse. A valuation allowance is established if it is more likely than not that a portion of the deferred tax asset will not be realized.


         Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed
Of:

      The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No such events and circumstances have occurred.

         Accounting for Stock Based Compensation:

         The Company accounts for its stock-based compensation in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established a fair-value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative under SFAS No. 123, which requires the disclosure of the pro forma effects on earnings and earnings per share as if the accounting prescribed by SFAS No. 123 had been adopted, as well as certain other information.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000

(2) Summary of Significant Accounting Policies (Continued)

         Accounting for Stock Based Compensation (Continued):

         The Company accounts for stock-based compensation issued to non-employees in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18. Under SFAS No. 123 and EITF 96-18, the Company measures the fair value of equity awards to non-employees and records such value in its financial statements. The measurement date is the date that the third party's performance is complete (see Note 1).

         Basic and Diluted Net Income (Loss) per Common Share:

         Basic and diluted net income (loss) per common share is presented in accordance with SFAS No. 128, "Earnings per Share". Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the applicable reporting periods. Diluted net income per share reflects the potential dilution that could occur if outstanding options and warrants were exercised and common stock was issued utilizing the treasury stock method. As their effect would be antidilutive, no effect is given to the exercising of outstanding options or warrants in computing the 2000 diluted net loss per share (see Note 9).

         Comprehensive Income (Loss):

         SFAS No. 130, "Reporting Comprehensive Income" established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale securities. The Statement requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations. There were no differences between the Company's comprehensive income (loss) and its net income (loss) for all periods presented.


(3) Preferred and Common Stock

         In January 2000, the Company sold to accredited investors in a private transaction 800,000 shares for $1,000,000, or $1.25 per share. In April 2000, the Company sold to accredited investors in a private transaction 333,333 shares for a total of $500,000, or $1.50 per share. These shares were subsequently registered on a registration statement on Form S-3 filed with the Securities and Exchange Commission ("SEC") on April 20, 2000 and declared effective on May 5, 2000.

         The designations, rights, and preferences of the preferred stock are to be determined by the Board of Directors at the time of issuance.

         During the year ended September 30, 2001, holders of warrants to purchase 170,442 shares of the Company's common stock, originally issued with a bridge financing in 1996, exercised their warrants on a cashless basis pursuant to which the Company issued 33,064 shares of common stock. As of September 30, 2001 warrants were outstanding to purchase 2,487,724 shares of the Company's common stock at exercise prices ranging from $3.39 to $11.88 per share (weighted average exercise price of $7.09). All warrants are exercisable and expire from October 2001 to March 2005 (weighted average range of 11 months).

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000

(3) Preferred and Common Stock (Continued):

         On December 4, 2001, the Board of Directors of the Company extended the expiration date of the 1,725,000 warrants issued in conjunction with the initial public offering in December 1996 to February 25, 2002. The warrants, which are exercisable at $7.20 per share, were scheduled to expire on December 11, 2001. These warrants are redeemable by the Company at $.05 per warrant if the trading price of the common stock is at least $12 for a period of 15 consecutive trading days ending within 15 days of the date upon which the warrants are called for redemption.

(4) Stock Options:

         In May 1995, the Board of Directors adopted and the stockholders approved the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan provides for the grant of incentive stock options ("ISOs") and nonqualified stock options ("NQSOs"). The total number of shares of common stock with respect to which options may be granted under the 1995 Plan is 649,955. ISOs may be granted to individuals, who, at the time of grant, are employees of the Company. NQSOs may be granted to officers, directors, agents, employees and consultants of the Company, whether or not the individual is an employee of the Company. The 1995 Plan provides that the administrator must establish an exercise price for ISOs that is no less than the fair market value per share of the common stock at the date of grant. The exercise price of NQSOs shall be determined by the Board of Directors. Options granted under the 1995 Plan may not be exercisable for terms in excess of ten years from the date of grant, with vesting periods varying for option grants.



         Activity related to the 1995 Plan is as follows:

                                                        Weighted
                                            Shares    Average Price
                                            ------    -------------
Outstanding, September 30, 1999            466,195    $   0.70
   Granted                                  25,000        0.69
   Exercised                                (6,000)       0.70
   Cancelled                                    --
                                           -------
Outstanding September 30,2000              485,195        0.70
   Granted                                      --
   Exercised                               (27,776)       0.69
   Cancelled                                    --
                                           -------
Outstanding September 30,2001              457,419        0.70
                                           =======

Exercisable at September 30, 2001          457,419

Options available at September 30, 2001     80,805

         In October 1996, the Board of Directors adopted and the stockholders approved the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan as amended is substantially similar to the 1995 Plan, except that there are 1,175,000 shares of Common Stock authorized and available for issuance pursuant to options that may be granted thereunder. The 1996 Plan is administered by the Stock Option Committee.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000


(4) Stock Option's (Continued):

         On October 1, 2000 the Company issued options to purchase 40,000 shares of its Common Stock at exercise prices ranging from $1.75 per share to $2.75 per share to a third party consultant in connection with an agreement between the Company and the consultant to provide investor relations and other services to the Company for a one-year period commencing October 1, 2000. Options for 10,000 shares vested on each of October 1, 2000, January 1, 2001, April 1, 2001 and July 1, 2001. The options remain exercisable until one year after termination of the agreement. The Company valued the options at $16,000 using a Black-Scholes pricing model at each vesting date and charged the cost to general and administrative expense.

     Activity related to the 1996 Plan is as follows:

                                                                   Weighted
                                                      Shares     Average Price
                                                      ------     -------------
     Outstanding September 30, 1999                   519,000         $1.12
        Granted                                       269,000          0.79
        Exercised                                     (38,666)         1.09
        Cancelled                                     (81,334)         0.93
                                                      --------
     Outstanding September 30, 2000                   668,000          1.12
        Granted                                       124,000          1.27
        Exercised                                     (11,000)         0.69
        Cancelled                                     (12,000)         0.97
                                                      --------
     Outstanding September 30, 2001                   769,000          1.03
                                                      =======

     Exercisable at September 30, 2001                530,500

     Options available at September 30, 2001          323,001


         The following table summarizes information about stock options outstanding at September 30, 2001.

                      Options Outstanding                 Options Exercisable
              ------------------------------------      -----------------------
                            Weighted
                             Average     Weighted                     Weighted
   Range of                 Remaining     Average                      Average
   Exercise      Number    Contractual   Exercise          Number     Exercise
     Price    Outstanding      Life        Price         Outstanding     Price
------------- -----------  -----------   --------        -----------  ---------
$0.67  - 0.77    902,419        6          $0.71           735,419      $0.71
 1.06  - 1.75    277,000        8           1.34           210,000       1.35
 2.08  - 2.75     47,000        8           2.30            42,500       2.33
               ---------                                   -------
               1,226,419        7           0.91           987,919      0.91
               =========                    ====           =======      ====

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000

(4) Stock Option's (Continued):

   The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" and applies APB Opinion 25 in accounting for its plans in its financial statements. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS NO. 123, the Company's net income (loss) would have been increased to the pro forma amounts indicated below:

(Amounts in thousands except per share data)

                                                           2001        2000
                                                           ----        ----
Net income (loss) - as reported                          $ 5,343    $  (844)
Net income (loss) - pro forma                              5,187       (944)

Net income (loss) per share basic - as reported          $  0.60    $ (0.10)
Net income (loss) per share basic - pro forma               0.58      (0.11)

Net income (loss) per share diluted - as reported        $  0.56    $ (0.10)
Net income (loss) per share diluted - pro forma             0.55      (0.11)

     The pro forma amounts as noted above may not be representative of the effects on reported income or loss for future years.

              The fair value of the stock options granted is estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield 0.0% (for both periods), risk free interest rate of 4.37% and 6.25% in 2001 and 2000, respectively, expected volatility of 123% and 143% in 2001 and 2000, respectively, and an expected life of 7 years (for both periods). The weighted average grant date fair value of options granted in 2001 and 2000 was $0.70 and $0.81, respectively.


(5)  Property and Equipment

Property and equipment at September 30, 2001 and 2000 consist of the following:

                                          2001           2000
                                          ----           ----

     Furniture and fixtures          $   31,000     $   31,000
     Building and improvements            9,000          4,000
     Computer equipment               1,374,000      1,349,000
                                     ----------      ---------
                                      1,414,000      1,384,000

    Less accumulated depreciation
         and amortization            (1,354,000)    (1,305,000)
                                    -----------    -----------
                                     $   60,000     $   79,000
                                     ===========    ==========

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000


(6)  Accrued Expenses

     Accrued expenses at September 30, 2001 and 2000 consist of the following:

                                       2001               2000
                                       ----               ----

     Professional fees               $20,000          $ 38,000
     Payroll and related costs       184,000            25,000
     Other                           100,000             6,000
                                    --------          --------
                                    $304,000          $ 69,000
                                    ========          ========



(7) Commitments and Other:

     The Company leases office facilities and equipment under operating leases. The Company's remaining minimum rental commitments under the leases are as follows:

         Year ending September 30,
         -------------------------
            2002                                   $ 53,000
            2003                                     53,000
            2004                                     45,000
            2005                                     27,000

     Rent expense under operating leases during 2001 and 2000 was $51,000 and $61,000, respectively.

     The Company entered into employment agreements with two of its employees. The agreements, one of which expires in December 2002 and the other of which expires in June 2003, provide for an aggregate minimum compensation of $550,000 in fiscal year 2002, and $263,000 thereafter. Compensation expense recognized under these agreements for the years ended September 30, 2001 and 2000 was $496,000, and $392,000, respectively. The agreements also provide for severance payments upon certain events, as defined.

     The Company has entered into a consulting agreement with a non-related third party relating to the signing of the license agreements with GIG that results in payments based on license fees received under the GIG Agreements. Under the terms of this consulting agreement, as of September 30, 2001, the Company is obligated to pay 1.5% of the next $1.5 million of license fees received, and 1.0% of all additional license fees received thereafter. Amounts expensed under this agreement for the years ended September 30, 2001 and 2000 were approximately $100,000 and $60,000, respectively.

     The Company recognized $158,000 and $333,000 in expenses relating to their attorney who is also a stockholder of the Company in 2001 and 2000, respectively.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000


(8)   Income Taxes

     The income tax benefit for the years ended September 30, 2001 and 2000 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pre-tax income (loss) as a result of the following:

                                                   Years ended
                                                  September 30,
                                           ----------------------------
                                                2001       2000
                                           ------------ ---------------
     Computed tax expense (benefit)
       at 34%                              $   905,000  $(287,000)
     50% of meals and
       entertainment expense                     4,000      1,000
     State tax expense (benefit)
       net of Federal effect and
          other                                133,000    (49,000)
     (Decrease) Increase in
       valuation allowance for
       deferred tax assets                  (3,723,000)   335,000
                                           -----------  ---------
     Income tax benefit                    $(2,681,000)  $   --
                                           ============ =========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2001 and 2000 are presented below:

     Deferred tax assets:                         2001        2000
                                                  ----        ----
     Federal and state net
       operating loss carryforward           $2,210,000   $ 3,524,000
     Depreciation and amortization              153,000       189,000
     Employee compensation and
       benefits                                  74,000        10,000
     Deferred revenue and other                 244,000
                                             ----------    -------------
     Total gross deferred tax
       assets                                 2,681,000     3,723,000
     Less valuation allowance                        --    (3,723,000)
                                             ----------   -----------

          Net deferred tax assets            $2,681,000    $     --
                                            ===========   ===========

         As of September 30, 2001, the Company had a net operating loss carryforward of approximately $5,526,000 for Federal and state income tax reporting purposes available to offset future Federal taxable income through the year 2020 and future state taxable income through the year 2007, which may be subject to an annual limitation on its utilization under Section 382 of the Internal Revenue Code. The Company had provided a valuation allowance of $3,723,000 at September 30, 2000 against its deferred tax assets since it was previously determined that it was more likely than not that the Company would not realize such assets due to the pre-tax losses since inception. However, based upon the minimum future royalty income being held in an escrow account, as more fully described in note 1, in management's judgment, it is more likely than not that as of September 30, 2001, the Company will realize future tax benefits related to its carryforward and other temporary differences and, accordingly, the valuation allowance has been reduced by such amount resulting in a corresponding deferred tax benefit during the year ended September 30, 2001.

                       Interactive Systems Worldwide Inc.
                    f/k/a International Sports Wagering Inc.
                    Notes To Financial Statements (Continued)
                           September 30, 2001 and 2000



(9) Computation of Basic and Diluted Net Income (Loss) Per Common Share:

         The following represents the calculations of the basic and diluted net income (loss) per common share for the years ended September 30, 2001 and 2000.

(All $ amounts in 000's except per share data)

                                                           Year Ended
                                                          September 30,
                                                         2001        2000
                                                      ---------   ---------

         Net income (loss)                            $   5,343   $   (844)
                                                      =========   =========

         Weighted average basic
          common shares outstanding                   8,909,132   8,613,863

         Effect of dilutive securities:
          stock options and warrants                    549,221         --
                                                      ---------   ---------

         Weighted average diluted
          common shares outstanding                   9,458,353   8,613,863
                                                     ==========   =========

         Net income (loss) per share- basic           $    0.60   $  (0.10)
                                                      =========   =========

         Net income (loss) per share- diluted         $    0.56   $  (0.10)
                                                      =========   =========


         Warrants to purchase 2,451,087 shares of common stock at prices ranging from $4.38 to $11.88 were outstanding at September 30, 2001 but were not included in the computation of net income per share- diluted because the exercise prices were greater than the average market price of the common shares during the year. The Company's computation of dilutive net loss per share for the twelve months ended September 30, 2000 does not assume any exercise of options or warrants to purchase 3,568,149 common shares as their effect is antidilutive.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The registrant's Bylaws include provisions to require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers the registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

         At present, there is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the expenses (other than brokerage fees and commissions) expected to be incurred in connection with the offering described in this Registration Statement. All amounts are estimated except the Securities and Exchange Commission filing fee.

     Securities and Exchange Commission filing fee                    $-0-
     Printing expenses                                             $ 5,000
     Legal fees and expenses                                       $35,000
     Accounting fees and expenses                                  $10,000
     Transfer agent and registrar fees                                $-0-
     Miscellaneous expenses                                        $ 5,000
     Total                                                         $55,000

              All expenses will be borne by us

                     RECENT SALES OF UNREGISTERED SECURITIES

         On October 28, 1996, we issued 6 1/2 units in a bridge financing, each bridge unit consisting of (i) a 10% senior promissory note in the principal amount of $100,000 and (ii) warrants to purchase 30,000 shares of our common stock, at an initial exercise price equal to the lesser of $3.60 or 60% of the initial unit offering price in our subsequent initial public offering. Barington Capital Group acted as placement agent for the offering of bridge units which were made to a limited number of accredited investors pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) thereof. The aggregate offering price was $650,000, of which net proceeds received by us amounted to approximately $550,000. An aggregate of 195,000 bridge warrants were issued in the bridge financing. The bridge warrants were exercisable at any time after issuance and expired on October 28, 2001. The shares of common stock issuable upon exercise of the bridge warrants were registered on a registration statement on Form S-3 declared effective on May 5, 2001. Prior to expiration, all but one of the warrants were exercised, and all but one of the warrants that were exercised were done so on a cashless basis resulting in the issuance of 45,277 additional shares of our common stock, of which 33,064 shares were issued during the fiscal year ended September 30, 2001 and the balance were issued with the current fiscal year.

         On January 12, 2000, we sold to accredited investors in a private transaction not registered under the Act, in reliance upon the exemption afforded by Section 4(2) of the Act, 800,000 shares of the our common stock, for $1,000,000, or $1.25 per share, which was approximately $0.50 per share below the last sales price on the date the transaction was negotiated. We also agreed to promptly file a Registration Statement with the SEC in order to register all the shares. These shares were subsequently registered on a registration statement on Form S-3 filed with the SEC on April 20, 2000 and declared effective on May 5, 2000. We believe that it was in our best interest and the best interest of our stockholders to enter into this transaction because the proceeds of this transaction in addition to our existing resources (a) provided us with the funds necessary to continue our business and our research and development activities while pursuing negotiation of several domestic and international licensing opportunities; and (b) helped us in our attempt to meet the net tangible asset requirements for continued listing on The Nasdaq Small Cap Market.

         On April 10, 2000, we sold to accredited investors in a private transaction not registered under the Act, in reliance upon the exemption afforded by Section 4(2) thereof, 333,333 shares of our common stock, for a total of $500,000, or $1.50 per share, which was approximately $0.50 per share below the last sales price on the date that this transaction was negotiated. We also agreed to promptly file a Registration Statement with the SEC in order to register all their shares. These shares were subsequently registered on a registration statement on Form S-3 filed with the SEC on April 20, 2000 and declared effective on May 5, 2000. We believe that it was in our best interest and the best interest of our stockholders to enter into this transaction because the proceeds of this transaction in addition to our existing resources were necessary for us to attempt to meet the net tangible asset requirements for continued listing on The Nasdaq Small Cap Market.

         The shares issuable upon the exercise by GIG of this warrant were registered on the registration statement on Form S-3 referred to above.

                                    EXHIBITS

1.1               Revised Form of Underwriting Agreement (1)

3.1               Certificate of Incorporation of the Registrant, as amended

3.2               By-Laws of the Registrant (1)

4.5 Warrant Agreement dated as of December 11, 1996 by and between the Registrant and American Stock Transfer & Trust Company (1)

4.5(a) Amendment dated as of December 4, 2001, to Warrant Agreement dated December 11, 1996 by and between Registrant and American Stock Transfer & Trust Company (2)

5.1 Opinion of Friedman Kaplan Seiler & Adelman LLP [to be furnished by Amendment]

10.1(c) Employment Agreement between the Registrant and Barry Mindes, dated as of March 17, 2000 (3)

10.2(b) Employment Agreement between the Registrant and Bernard Albanese, dated as of March 17, 2000 (3)

10.3              Form of Proprietary Information, Inventions and
                  Non-Solicitation Agreement (1)

10.10 Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers (1)

10.11             1995 Stock Option Plan, as amended January 7, 1999 (3)

10.12             1996 Stock Option Plan, as amended January 26, 2000 (3)

10.13             Form of Incentive Stock Option Agreement (4)

10.14             Form of Non-Qualified Stock Option Agreement (4)

10.15 License Agreement dated as of March 17, 2000 by and among the Registrant and Global Interactive Gaming Limited (formerly Global Interactive Gaming AG) (5)

10.16 License Agreement dated as of March 17, 2000 by and among the Registrant and Global Interactive Gaming LLC (formerly Global Interactive Gaming Inc.) (5)

10.17 Purchase and Sale Agreement dated as of April 10, 2000 by and among the Registrant and certain accredited investors (6)

10.18 Purchase and Sale Agreement dated as of January 12, 2000 by and among the Registrant and certain accredited investors (3)

10.19             Non-Transferable Warrant issued March 17, 2000 (3)

16.1              Letter from KPMG LLP(7)

23.1(a)           Consent of KPMG LLP

23.1(b)           Consent of Richard A. Eisner & Company, LLP

24.1              Power of Attorney  (Included on signature page hereto)

----------
(1) Incorporated by reference to the exhibit with the corresponding number contained in our Registration Statement on Form SB-2 (Reg. No. 333-15005) which was declared effective by the Securities and Exchange Commission on December 11, 1996.


(2) Incorporated by reference to the exhibit with the corresponding number contained in our Annual Report on Form 10-KSB dated December 21, 2001.

(3) Incorporated by reference to the exhibit with the corresponding number contained in our Annual Report on Form 10-KSB dated December 22, 2000.

(4) Incorporated by reference to the exhibit with the corresponding number contained in our Registration Statement on Form S-8 (Reg. No. 333-41847) which was declared effective by the Securities and Exchange Commission on December 10, 1997.

(5) Incorporated by reference to the exhibit with the corresponding number contained in our Current Report on Form 8-K dated March 23, 2000.

(6) Incorporated by reference to the exhibit with the corresponding number contained in our Current Report on Form 8-K dated April 11, 2000.

(7) Incorporated by reference to the exhibit with the corresponding number contained in our Current Report on Form 8-K dated April 13, 2001.

                                  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         i) To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

         ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or
Section 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (1) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on January 18, 2002.

                                                   INTERACTIVE SYSTEMS WORLDWIDE
                                                        INC.


                                                    By: /S/  BARRY MINDES
                                                        -----------------------
                                                        Barry Mindes
                                                        Chairman of the Board

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                                Title                                               Date

                                         Chairman of the Board and Director (Principal       January 18, 2002
/S/ BARRY MINDES                         Executive Officer)
----------------------------------------
Barry Mindes


                                         President, Treasurer and Director  (Principal       January 18, 2002
/S/ BERNARD ALBANESE                     Financial and Accounting Officer)
----------------------------------------
Bernard Albanese


/S/ FREDRIC KUPERSMITH                   Director                                            January 18, 2002
----------------------------------------
Fredric Kupersmith


/S/ JANET MANDELKER                      Director                                            January 18, 2002
----------------------------------------
Janet Mandelker


/S/ HAROLD RAPAPORT                      Director                                            January 18, 2002
----------------------------------------
Harold Rapaport

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Barry Mindes and Bernard Albanese, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents , full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature                                Title                                               Date

                                         Chairman of the Board and Director (Principal       January 18, 2002
/S/ BARRY MINDES                         Executive Officer)
----------------------------------------
Barry Mindes


                                         President, Treasurer and Director  (Principal       January 18, 2002
/S/ BERNARD ALBANESE                     Financial and Accounting Officer)
----------------------------------------
Bernard Albanese


/S/ FREDRIC KUPERSMITH                   Director                                            January 18, 2002
----------------------------------------
Fredric Kupersmith


/S/ JANET MANDELKER                      Director                                            January 18, 2002
----------------------------------------
Janet Mandelker


/S/ HAROLD RAPAPORT                      Director                                            January 18, 2002
----------------------------------------
Harold Rapaport

                                    EXHIBITS

Exhibit                       Description                                   Page
-------                       -----------                                   ----

1.1           Revised Form of Underwriting Agreement (1)

3.1           Certificate of Incorporation of the Registrant, as amended

3.2           By-Laws of the Registrant (1)

4.5 Warrant Agreement dated as of December 11, 1996 by and between the Registrant and American Stock Transfer & Trust Company (1)

4.5(a) Amendment dated as of December 4, 2001, to Warrant Agreement dated December 11, 1996 by and between Registrant and American Stock Transfer & Trust Company (2)

5.1 Opinion of Friedman Kaplan Seiler & Adelman LLP [to be furnished by Amendment]

10.1(c) Employment Agreement between the Registrant and Barry Mindes, dated as of March 17, 2000 (3)

10.2(b) Employment Agreement between the Registrant and Bernard Albanese, dated as of March 17, 2000 (3)

10.3 Form of Proprietary Information, Inventions and Non-Solicitation Agreement (1)

10.10 Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers (1)

10.11         1995 Stock Option Plan, as amended January 7, 1999 (3)

10.12         1996 Stock Option Plan, as amended January 26, 2000 (3)

10.13         Form of Incentive Stock Option Agreement (4)

10.14         Form of Non-Qualified Stock Option Agreement (4)

10.15 License Agreement dated as of March 17, 2000 by and among the Registrant and Global Interactive Gaming Limited (formerly Global Interactive Gaming AG) (5)

10.16 License Agreement dated as of March 17, 2000 by and among the Registrant and Global Interactive Gaming LLC (formerly Global Interactive Gaming Inc.) (5)

10.17 Purchase and Sale Agreement dated as of April 10, 2000 by and among the Registrant and certain accredited investors (6)

10.18 Purchase and Sale Agreement dated as of January 12, 2000 by and among the Registrant and certain accredited investors (3)

10.19         Non-Transferable Warrant issued March 17, 2000 (3)

16.1          Letter from KPMG LLP(7)

23.1(a)       Consent of KPMG LLP

23.1(b)       Consent of Richard A. Eisner & Company, LLP

24.1          Power of Attorney  (Included on signature page hereto)

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(1)      Incorporated by reference to the exhibit with the corresponding number contained in our Registration Statement on Form SB-2 (Reg. No. 333-15005) which was declared effective by the Securities and Exchange Commission on December 11, 1996.

(2) Incorporated by reference to the exhibit with the corresponding number contained in our Annual Report on Form 10-KSB dated December 21, 2001.

(3) Incorporated by reference to the exhibit with the corresponding number contained in our Annual Report on Form 10-KSB dated December 22, 2000.

(4) Incorporated by reference to the exhibit with the corresponding number contained in our Registration Statement on Form S-8 (Reg. No. 333-41847) which was declared effective by the Securities and Exchange Commission on December 10, 1997.

(5) Incorporated by reference to the exhibit with the corresponding number contained in our Current Report on Form 8-K dated March 23, 2000.

(6) Incorporated by reference to the exhibit with the corresponding number contained in our Current Report on Form 8-K dated April 11, 2000.

(7) Incorporated by reference to the exhibit with the corresponding number contained in our Current Report on Form 8-K dated April 13, 2001